eldorado gold



2022 Notice of Annual Meeting of Shareholders and

Management Proxy Circular

eldorado gold

Who We Are

Eldorado Gold is a Canadian mid-tier gold and base metals producer with more than 25 years of experience building and operating mines in Europe and the Americas. The Company is dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to enhance the communities where it operates.

In response to the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of its shareholders, employees and local communities, and to increase shareholder engagement, Eldorado is conducting its 2022 Annual Meeting of Shareholders this year in a physical and virtual hybrid format held in person at the offices of Fasken Martineau DuMoulin LLP, located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3, and virtually, using the Computershare virtual meeting platform.

Voting by proxy is the easiest way to vote your shares. Please refer to your form of proxy or voting instruction form included in this package or to the "FAQs" section on page 8 of this Proxy Circular for more information on the voting methods available to you.

Telephone/internet **In person** **Mail**

Cover Image: Underground at Efemçukuru, Turkey.

Table of Contents

Governance

Proxy Summary ... 1
Board and Governance Highlights ... 2
2022 Notice of Annual Meeting of Shareholders ... 5
General Information ... 7
FAQs ... 8
Business of Meeting ... 15
- Receiving Our Financial Statements and the Auditor's Report ... 15
- Electing Directors ... 15
- Appointing the Independent Auditor and Authorizing the Board to Set the Auditor's Pay ... 16
- Advisory Vote on Executive Compensation – Voluntary Adoption of "Say on Pay" ... 16
- Other Business ... 16

About Our Director Nominees ... 17
Meeting Attendance ... 28
Environmental, Social and Governance ... 30
Social ... 32
Diversity and Inclusion ... 34
Governance ... 37
About the Board ... 40
Board Committees ... 55
- Audit Committee ... 55
- Sustainability Committee ... 56
- Corporate Governance and Nominating Committee ... 56
- Compensation Committee ... 57
- Technical Committee ... 58

Compensation Discussion & Analysis ("CD&A")

Statement of Executive Compensation ... 59
Letter to Shareholders ... 61
Compensation Philosophy and Objectives ... 63
Peer Group Selection ... 64
Managing Compensation Risk ... 65
Determining Compensation ... 68
Compensation Components and 2021 Compensation Decisions ... 70
Compensation Tables and Disclosures ... 80
Incentive Plan Awards ... 82
Director Compensation ... 87

Other Information ... 92
Directors' Approval ... 103

Schedule A – Board of Directors: Terms of Reference ... 104
Cautionary Note about Forward-looking Statements and Information ... 108

Proxy Summary

This summary highlights information contained in our Management Proxy Circular ("Circular"). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.

Annual Meeting Details

Date	Location	Time
Thursday, June 9, 2022	In person at the offices of Fasken Martineau DuMoulin LLP, located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3 Virtually using the Computershare virtual meeting platform at meetnow.global/MNSM5D5	3:00p.m. Pacific time

In response to the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of its shareholders, employees and local communities, and to increase shareholder engagement, Eldorado is conducting the 2022 Annual Meeting of Shareholders ("2022 Annual Meeting") this year in a physical and virtual hybrid format held in person at the offices of Fasken Martineau DuMoulin LLP, located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3, and virtually using the Computershare virtual meeting platform. Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the meeting) will be able to vote and ask questions at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may not attend the meeting in person but may attend the meeting online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the meeting. Additional information on what is required to attend the meeting virtually can be found on page 9.

Shareholder Voting Matters

Business item	Management's recommendation	Reference page
Election of directors	FOR	15
Appoint auditors	FOR	16
Authorize Board to set auditor pay	FOR	16
Advisory vote on compensation	FOR	16

Director Nominees

Director	Principal occupation	Other public boards	Year first appointed	Independent	2021 Board and committee attendance (%)	Committee participation	2021 AGM vote result ("for") (%)
Carissa Browning	Lawyer, Enernext	0	2022	Yes	–	CGNC, Sustainability	–
George Burns	President & CEO, Eldorado	1	2017	No	100	–	99.30
Teresa Conway	Corporate director	1	2018	Yes	100	Audit, Compensation (Chair)	99.24
Catharine Farrow	President, FarExGeoMine Ltd.	3	2020	Yes	100	Technical (Chair), Compensation, Sustainability	99.12
Pamela Gibson	Corporate director	0	2014	Yes	100	CGNC (Chair), Audit, Sustainability	97.93
Judith Mosely	Corporate director	2	2020	Yes	100	Sustainability (Chair), Audit	99.17
Steven Reid	Corporate director	1	2013	Yes	100	Compensation, Technical	99.37
Stephen Walker	Corporate director	0	Nominee	Yes	–	–	–
John Webster	Corporate director	1	2015	Yes	100	Audit (Chair), CGNC	98.43

Board and Governance Highlights

Achieved diversity target of having 10% other designated groups and 30% women on the Board before target date 2023

Released inaugural Climate Change & GHG Emissions Report in 2022

Increased director shareholding requirement from 3x annual retainer to 5x annual retainer

Revised Clawback Policy

Current Board composition		Page
Size of Board	9	15
Number of independent directors	8 (89%)	17
Average tenure of independent directors	4 years [(1)]	17
Number of women directors	5 (56%) [(2)]	17
Other designated groups	1 (11%)	36
Independent Chair and Board committees	Yes	41
In-camera sessions of independent directors	Yes	28
Board-evaluation process	Yes	44
Board succession planning	Yes	41
Board orientation and continuing education	Yes	46
Board site visits	Yes	50
Share ownership policies for directors	Yes	51

Shareholder rights		
Annual election of directors	Yes	15
Directors elected individually (not by slate)	Yes	18
Majority Voting Policy for directors	Yes	15
Advance Notice Policy	Yes	15
Dual-class shares	No	–
Shareholder Engagement Policy	Yes	53

Notes:

(1) If all director nominees are elected, the average tenure of independent directors will be four years.

(2) If all director nominees are elected, the number of women directors will be five (56%).

Governance

Code of Conduct and Business Ethics	Yes	37
Anti-Bribery and Anti-Corruption Policy	Yes	39
Anti-Hedging	Yes	39
Diversity Policy	Yes	34
Board succession planning	Yes	41
Overboarding Policy	Yes	45
Term limits	No	45
Retirement age for directors	Yes	46
Independence review and disclosure of 10-plus-years directors	Yes	45
Executive succession planning	Yes	33

Compensation

Advisory vote on executive compensation	Yes	16
Executive Compensation Recovery Policy ("Clawback Policy")	Yes	67

2022 Notice of Annual Meeting of Shareholders

When

Thursday, June 9, 2022, at 3:00p.m. Pacific time

Where

In response to the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of its shareholders, employees and local communities, and to increase shareholder engagement, Eldorado is conducting its Annual Meeting this year in a physical and virtual hybrid format held in person at the offices of Fasken Martineau DuMoulin LLP, located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3, and virtually, using the Computershare virtual meeting platform at meetnow.global/MNSM5D5.

Items of Business

1. Receive our 2021 annual audited financial statements (page 15)
2. Elect nine directors for the coming year (page 15)
3. Re-appoint KPMG as auditor for the coming year (page 16)
4. Authorize the directors to set the auditor's pay (page 16)
5. Approve a non-binding advisory resolution on executive compensation (page 16)

Your Vote Is Important

You are entitled to receive this notice to vote at our 2022 Annual Meeting of Shareholders ("2022 Annual Meeting") if you owned common shares of Eldorado Gold Corporation ("Eldorado" or the "Company") as of the close of business on April 19, 2022 ("the record date" for the 2022 Annual Meeting). Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2022 Annual Meeting either in person or online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend the 2022 Annual Meeting in person but may attend online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the 2022 Annual Meeting. **Additional information on how to attend the 2022 Annual Meeting virtually can be found on page 13.**

Notice and Access

We are using notice-and-access procedures to deliver our 2022 meeting materials to shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, Annual Return Card, shareholder letter, Annual Audited Consolidated Financial Statements and associated Management's Discussion and Analysis ("MD&A") are available on our website (www.eldoradogold.com/shareholder-materials) as of May 9, 2022, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission ("SEC") website (www.sec.gov), under Eldorado's name.

The Circular contains important information about the meeting, including what is required to attend the meeting in person or virtually. We encourage and remind you to access and review the Circular prior to voting.

The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the annual audited Consolidated Financial Statements and MD&A.

Submitting Your Vote

If you are a registered shareholder and are unable to attend the meeting either in person or online, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by **3:00p.m. (Pacific time) on Tuesday, June 7, 2022**, to our transfer agent at:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1

You may also vote by telephone or online by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of **3:00p.m. (Pacific time) on Tuesday, June 7, 2022**.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or by email at assistance@laurelhill.com.

By order of the Board,

"Karen Aram"

Karen Aram

Corporate Secretary

Vancouver, BC

April 25, 2022

General Information

Eldorado Gold

In this document, "we," "us," "our," "Eldorado," "Company" and "Corporation" mean Eldorado Gold Corporation.

Shareholders

"You," "your" and "shareholder" mean registered holders (unless the context otherwise requires) of common shares of Eldorado.

Date of Information

Information in this document is as of April 19, 2022, unless otherwise stated.

Exchange Rate

All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2021 reported by the Bank of Canada of CDN$1.00 = USD$0.7980, unless otherwise noted.

Additional Information

Information on our website is not part of this Circular, or incorporated by reference. Filings on SEDAR are also not part of this Circular or incorporated by reference, except as specifically stated. For greater certainty, Eldorado's Climate Change & GHG Emissions Report and Sustainability Report as well as the Kışladağ Technical Report, Efemçukuru Technical Report, Olympias Technical Report, Skouries Technical Report and Lamaque Technical Report are expressly excluded from incorporation by reference herein.

You can find financial information relating to Eldorado in our Consolidated Financial Statements and MD&A dated December 31, 2021.

See our MD&A, financial statements and our Annual Information Form ("AIF") or Form 40-F for additional information about Eldorado. These documents and additional information relating to Eldorado are available on our website (www.eldoradogold.com) and are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5

FAQs

Who can vote?

If you hold Eldorado common shares at the close of business on April 19, 2022 (the "record date"), you are entitled to receive notice and vote at our 2022 Annual Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

What are we voting on?

We are voting on the following items of business:

- Election of directors
- Appointment of auditors
- Authorizing the directors to set auditor pay
- Approval of a non-binding advisory resolution on executive compensation

Should you have any questions not covered in this section, please feel free to contact our proxy solicitation agent Laurel Hill Advisory Group at:

t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America, banks and brokers can call collect: 1 416 304 0211

What approval is required?

All items of business require approval by a majority of the votes cast by shareholders.

How many shareholders do you need to reach a quorum?

According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As of April 19, 2022, there were 184,684,046 common shares issued and outstanding.

Does any shareholder beneficially own 10% or more of the outstanding common shares?

We are not aware of any shareholders who beneficially own, either directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Are you aware of any interest of insiders in material transactions?

No. Other than as disclosed in this Circular, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, any shareholder who holds or controls more than 10% of our common shares, or anyone associated or affiliated with them who has or had during 2021 a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

Do any of your directors or executive officers have a material interest on any item of business?

Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2021 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors or the non-binding advisory resolution on executive compensation.

How will I receive the meeting materials?

Under the notice-and-access provisions, a Notice of Meeting will be mailed to registered owners of Eldorado common shares on April 19, 2022, along with a form of proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado's website (www.eldoradogold.com/shareholder-materials).

If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and Annual Return Card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Objecting beneficial owners ("OBOs") are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

Non-objecting beneficial owners ("NOBOs") are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.

Am I a registered or non-registered shareholder?

You are a registered shareholder if you hold a share certificate or Direct Registration System ("DRS") Advice in your name.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

How do I vote if I am a registered shareholder?

As a registered shareholder you can vote in one of two ways:

- Attend the meeting and vote your shares in person or virtually at the 2022 Annual Meeting
- Appoint someone else as your proxyholder (and register your proxyholder with Eldorado's transfer agent Computershare Trust Company of Canada ("Computershare") prior to the meeting if your proxyholder is attending virtually) to attend the 2022 Annual Meeting in person or virtually and vote your shares for you

You can vote by proxy in one of three ways:

- Visit the website indicated on your proxy and follow the instructions there
- Complete, sign and return your form of proxy by mail in the pre-paid envelope provided
- Vote by telephone by following the instructions on your form of proxy

See "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section, for information on how to attend and vote virtually at the 2022 Annual Meeting.

Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?

Yes. **If you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed form of proxy.** Print the name of the person you want (your proxyholder) in the space provided. Your proxyholder doesn't need to be a shareholder. Your proxyholder must attend the meeting in person or virtually in order for your vote to be counted. Please inform your proxyholder that they have been appointed and that they must attend the meeting in person or virtually. If your proxyholder is attending the meeting virtually, you must first register your proxyholder with Computershare prior to the meeting.

How do I register my proxyholder and what additional steps are required for my proxyholder to attend and participate at the hybrid meeting virtually?

If you are a registered shareholder and have appointed someone other than Eldorado proxyholders to attend the meeting, and the person you have appointed is attending the meeting online, you must also register the appointment of your proxyholder at www.computershare.com/eldorado and provide Computershare with your proxyholder's contact information so that Computershare may provide the proxyholder with an Invite Code via email after the voting deadline has passed. This allows your proxyholder to attend, vote and participate the hybrid 2022 Annual Meeting virtually.

If your proxyholder is attending the meeting virtually, once you have submitted your proxy, you must register your proxyholder, which must be done no later than 3:00p.m. (Pacific time) on Tuesday, June 7, 2022. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.

If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the virtual meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder will only be able to attend as a guest and will not be able to ask questions or vote at the meeting. Please see "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section.

Registering your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, your proxyholder must attend the meeting in person in order for your vote to be counted.

How can I vote if I am a non-registered shareholder?

As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:

- Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf
- Have your intermediary appoint you as proxyholder (**and register yourself as proxyholder with Computershare prior to the meeting if you are attending the meeting virtually**) to attend the meeting and vote your shares in person or virtually
- Have your intermediary appoint someone else as your proxyholder (**and register your proxyholder with Computershare prior to the meeting if your proxyholder is attending the meeting virtually**) to attend the meeting and vote your shares for you in person or virtually

You can submit your voting instruction form in one of three ways:

- Visit the website indicated on your voting instruction form and follow the instructions there
- Complete, sign and return your voting instruction form by mail as instructed on the form
- Vote by telephone by following the instructions on your voting instruction form

Additionally, Eldorado may use the Broadridge QuickVote service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

If you plan to attend and vote at the hybrid meeting or want to appoint someone to attend on your behalf, insert your name (or the name of the other person, as appropriate) in the blank space provided for that purpose on the voting instruction form, and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. If you fail to submit your voting instruction form prior to the meeting, your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxyholder) if attending the meeting and voting in person. **In addition, for your proxyholder to attend, vote and participate in the hybrid 2022 Annual Meeting virtually, you must also register the appointment of your proxyholder.**

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting, and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.

Your proxyholder (whether the proxyholder is you or another person) must attend the meeting either in person or virtually in order for your vote to be counted. Please inform your proxyholder, if applicable, that they have been appointed and that they must attend the meeting either in person or virtually.

How does a non-registered shareholder register their proxyholder to virtually participate, vote and ask questions at the hybrid meeting?

If you are a non-registered shareholder and have appointed yourself or a person other than any of those designated in the voting instruction form as the proxyholder for your common shares, as set out above, and you or your proxyholder, as applicable, wishes to attend the meeting virtually, you must also register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/eldorado, and provide Computershare with the proxyholder's contact information so that Computershare may provide the proxyholder with an Invite Code via email.

Registering your proxyholder (whether the proxyholder is you or another person) is an **additional step once you have submitted** your voting instruction form and your intermediary has appointed you or your nominee as proxyholder in respect of your common shares **if your proxyholder is attending the meeting virtually and must be completed no later than 3:00p.m. (Pacific time) on Tuesday, June 7, 2022**. Failure to register your proxyholder will result in your proxyholder (whether the proxyholder is you or another person) not receiving an Invite Code to participate in the hybrid meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.

If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting virtually by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting online. Please see "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section, for more information.

Registering yourself or your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, you or your proxyholder, as applicable, must attend the meeting in person in order for your vote to be counted.

What if I am a non-registered shareholder in the United States?

In order to attend and vote at the hybrid meeting if you are a non-registered shareholder in the United States ("US Beneficial Shareholder"), you must first obtain and submit a valid legal proxy from your intermediary and then register in advance to attend the meeting if attending virtually. Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your intermediary, to then register to attend the hybrid meeting online, you must submit a copy of your legal proxy to Computershare and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1

And via email at
USlegalproxy@computershare.com

Requests for registration must be labelled as "Legal Proxy" and be received no later than **3:00p.m. (Pacific time) on Tuesday, June 7, 2022.** You will receive a confirmation of your registration by email after we receive your registration materials. Please note that you are required to also register the appointment of your proxyholder at www.computershare.com/eldorado as set out above under "How does a non-registered shareholder register their proxyholder to participate, vote and ask questions at the hybrid meeting virtually?", if your proxyholder is attending the meeting virtually. If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting virtually. Please see "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section.

How will my shares be voted if I return a proxy?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.

If you appoint the Eldorado proxyholders, George Burns, President & Chief Executive Officer ("CEO") or, failing him, Timothy Garvin, Executive Vice President ("EVP") and General Counsel as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:

FOR the nominated directors listed on the form of proxy and in this Circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the Board to set the auditor's pay

FOR approval of a non-binding advisory resolution on executive compensation

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management's recommendation. If you appointed a proxyholder and have registered someone other than the Eldorado proxyholder, your proxyholder has discretion to vote as they elect.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder's attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney with your form of proxy.

How can I change my vote?

Registered shareholders can revoke their proxy by sending a new completed form of proxy with a later date, or a written note signed by you, or by your attorney if they have your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC, V6C 0A3
Attention: Georald Ingborg

If you have submitted your completed form of proxy and since decided that you want to attend the meeting and vote in person, you need to revoke the form of proxy before you vote at the meeting.

In addition, if you are a registered shareholder and log in to the meeting virtually and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting online as a guest, and will not be able to vote or participate in the meeting.

Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

How will the votes be processed?

Our transfer agent and registrar Computershare will act as the scrutineer of the meeting and is responsible for counting the votes on our behalf. Our voting results are posted on the SEDAR website (www.sedar.com), under our Company profile, after the meeting.

Is there a deadline for my proxy to be received?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or online) by **3:00p.m. (Pacific time) on Tuesday, June 7, 2022**, or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

Who is soliciting my proxy?

Eldorado's management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Laurel Hill whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which we estimate to be approximately CDN$40,000 plus disbursements.

Any questions related to voting your shares and requests for assistance may be directed to Laurel Hill:

t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America, banks and brokers can call collect: 1 416 304 0211

How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?

Only shareholders of record at the close of April 19, 2022, and duly appointed proxyholders (who have registered prior to the meeting if attending virtually), may participate and vote at the meeting either in person or online. Non-registered shareholders who have not duly appointed themselves as proxyholders may not attend the meeting in person but may attend the meeting virtually as a guest. Guests attending virtually may view the webcast but will not be able to participate or vote at the meeting.

Attending the meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to participate, ask questions and vote at the meeting using the Computershare virtual meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log into the virtual meeting as a guest. Guests may view a live webcast of the meeting but will not be entitled to vote or ask questions. Registered shareholders and duly appointed proxyholders may also attend, participate in, ask questions and vote at the meeting in person at the offices of Fasken Martineau DuMoulin LLP located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3.

Registered shareholders and duly appointed proxyholders can attend the meeting virtually by:

1. Going to meetnow.global/MNSM5D5
2. Click "Join Meeting Now"

   For registered shareholders:

   - Click on "Shareholder" and enter your 15-digit control number located on the form of proxy or in the email notification you received

   For duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) who have properly registered prior to the meeting:

   - Click on "Invitation" and enter your Invite Code. Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed if the proxyholder is properly registered prior to the meeting

In order to participate online, shareholders must have a valid 15-digit control number, and duly appointed proxyholders must have received an email from Computershare containing an Invite Code.

If attending the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections, may block access to the Computershare virtual meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. If attending the meeting virtually, it is recommended that you log in at least 30 minutes before the start of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote virtually during the meeting, you should consider voting your common shares in advance or by proxy or by voting instruction form, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call Computershare locally at 1 888 724 2416 or internationally at 1 781 575 2748.

Non-registered shareholders who have not appointed themselves as proxyholders can attend the meeting virtually as a guest by:

1. Going to meetnow.global/MNSM5D5
2. Clicking "Guest" and completing the online form

Non-registered shareholders who have not appointed themselves as proxyholders may not attend the meeting in person.

If I attend the meeting virtually, will I be able to ask questions during the meeting?

Any registered shareholders and duly appointed proxyholders attending the meeting virtually will be able to ask questions by sending a written message to the Chair of the meeting through the Computershare virtual meeting platform. If you are a non-registered shareholder attending as a guest, you will not be able to ask questions at the meeting virtually.

Questions presented at the meeting will pertain to the formal business of the meeting. To ensure fairness for all, the Chair of the meeting will have discretion over the online questions to be responded to and the amount of time allocated to each question in person or online. The Chair may edit or reject questions from the meeting considered inappropriate. Eldorado values shareholder feedback, and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the in-person meeting and the virtual meeting.

What if I have further questions about voting?

Please contact Computershare if you have additional questions regarding the voting process:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1

t: 1 800 564 6253 (toll-free within North America) or 1 514 982 7555
www.computershare.com

Additional Information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2021, and additional information in our AIF or Form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5

Business of Meeting

1. Receiving Our Financial Statements and the Auditor's Report

Both our Consolidated Financial Statements for the year ended December 31, 2021, and the auditor's report are available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com).

A representative from KPMG LLP ("KPMG"), our independent auditor for 2021, will be at the meeting to answer any questions about the auditor's report.

2. Electing Directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed.

The Board has decided that nine directors will be elected this year, based on the diverse mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities.

Our director nominees for 2022 are as follows:

Carissa Browning	Catharine Farrow	Steven Reid
George Burns	Pamela Gibson	Stephen Walker
Teresa Conway	Judith Mosely	John Webster

Each of the director nominees is well-qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado's needs and culture; additionally, each has expressed their willingness to serve on the Board. Further information on each of the nominees can be found starting on page 17.

Majority Voting

The Board adopted a Majority Voting Policy in accordance with the Toronto Stock Exchange ("TSX") rules; it requires any nominee for election as a director who receives a majority of the votes "withheld" than votes "for" to submit his or her resignation to the Board. The Corporate Governance and Nominating Committee ("CGNC") will then undertake an evaluation, considering all factors deemed relevant, and make a recommendation to the Board as to whether or not to accept the resignation. The Board, within 90 days of the relevant shareholder meeting, will consider the CGNC's recommendation and promptly announce the Board's decision to accept or reject the resignation offer by press release. A director who tenders his or her resignation pursuant to this policy does not participate in any meeting of the CGNC or the Board where the resignation is to be considered. Absent exceptional circumstances, the Board will accept the resignation, which will become effective upon the Board's acceptance. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the Board. A copy of our Majority Voting Policy can be found on our website (www.eldoradogold.com).

Advance Notice Policy

Our by-laws contain an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2022 Annual Meeting, the required information must be sent to our Corporate Secretary by May 9, 2022. A copy of our by-laws can be found on the SEDAR website (www.sedar.com), under our Company's name.

We recommend that you vote **FOR** the election of the director nominees.

3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor's Pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the Board to set the auditor's pay for 2022.

KPMG conducts the annual audit of our financial statements and provides audit-related tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2021 (USD$)	2020 (USD$)	
Audit fees	1,557,531	1,422,726	Total fees for audit services
Audit-related fees	99,096	105,025	Majority of fees relate to French translations
All other services	–	–	
Total	**1,656,627**	**1,527,751**	

We recommend that you vote **FOR** the appointment of KPMG as our auditor for the ensuing year and **FOR** authorizing the Board to set the auditor's pay.

4. Advisory Vote on Executive Compensation – Voluntary Adoption of "Say on Pay"

The Board approved a policy on "say on pay" and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado's executive compensation. The advisory vote provides shareholders with the opportunity to advise the Board on their view of our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as "CD&A") of this Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company's compensation decisions, and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.

Following each annual general meeting, all voting results, including the results of the "say on pay" vote, are publicly filed under the Company's profile on the SEDAR website (www.sedar.com).

We are pleased to report that in 2021 and 2020, over 90% of our shareholders voted in support of our approach to executive compensation.

Year	Votes "for" (%)	Votes "against" (%)
2021	98.29	1.71
2020	95.99	4.01

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company's executive compensation program, as disclosed in the Company's Circular and the CD&A, are appropriate.

We recommend that you vote **FOR** the adoption of the resolution to support our approach to executive compensation.

5. Other Business

We will also consider any other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the meeting.

About Our Director Nominees

At the meeting, shareholders will be asked to elect nine directors. All of the nominated directors are independent, with the exception of George Burns, the Company's President & CEO; the Board committees are also composed 100% of independent directors. The director nominees have significant and complementary experience across multiple sectors and markets, which help form a strong and independent Board. The Board is committed to deliberate Board renewal. This renewal plan has resulted in an increase in key strength areas, including:

- Board diversity
- Capital markets and financing expertise
- Compensation
- Corporate governance
- Mergers & acquisition expertise
- Strategic planning and risk assessment
- Sustainability
- Technical mining and operating expertise

Further attributes of our director nominees include:

- All of Eldorado's independent directors meet the equity-ownership requirement
- John Webster, the Chair of the Audit Committee, and Teresa Conway are both considered to be financial experts by SEC
- If all director nominees are elected by shareholders at the annual meeting, the Board will exceed our diversity target of having at least 30% female directors by 2022, and exceed the other designated groups target of 10%
- Board has adopted and adhered to enhanced Corporate Governance Guidelines

The following tables set forth information with respect to our proposed director nominees. All information in the profiles is noted as of December 31, 2021.

The value of director shareholding, including deferred units ("DUs") and common shares, has been calculated at the higher of the value at issue date or fair market value at December 31, 2021.

The total annual compensation for the independent directors includes fees, retainers and equity compensation. For further information on the compensation paid to our directors, please refer to our CD&A beginning on page 60.

89%
Independent

Eight of our nine director nominees are independent


> 6 years
22%
< 6 years
78%

4
Years

100% of our independent director nominees have tenure of nine years or less

62

Average Age of Our Director Nominees

56%
Women

Five of our nine director nominees are women

80%
Women

Four of our five committee Chairs are women


United Kingdom (2)
22%
Canada (7)
78%

Geographic Location

78% of our director nominees reside in Canada

No
Overboarded Director Nominees

None of the director nominees are considered overboarded by the market-leading proxy advisory firms.

No
Board Interlocks

There are no Board interlocking relationships among the director nominees.

Board of Directors (Current Board)



Left to right: George Albino, Carissa Browning, George Burns, Teresa Conway, Catharine Farrow, Pamela Gibson, Judith Mosely, Steven Reid, John Webster



Carissa Browning

Carissa Browning was appointed to the Board of Directors in January 2022 and is a first-time director nominee. Ms. Browning is a Corporate Commercial Lawyer at EnerNext Partners, a boutique legal and advisory platform focused on energy, cleantech and sustainability, and previously served as legal counsel for BC Hydro and TransAlta Corporation. She has broad industry experience in electricity and renewable energy, technology, fintech and commodity trading, and advises on matters relating to corporate governance, market regulation and sustainability. Ms. Browning currently sits on the Board of Women + Power and formerly served on the boards of Energy Efficiency Alberta, TAMA Transmission, and Circle for Aboriginal Relations (CFAR). She holds a BA and LLB from the University of Calgary, and regularly contributes her thought leadership and reflections on the importance of diverse representation, reconciliation and her views as an Indigenous woman and identifies as a Dene from the Dehcho Region (Northwest Territories).

Independent director since: January 2022

Resides: Alberta, Canada

Age: 48

Areas of Expertise

Human capital matters
Market regulation
Legal and regulatory
Investment banking
Sustainability
Mergers & acquisitions
Corporate governance
Compliance

Education

B.A. and LLB, University of Calgary

B.A., Communications and Culture, University of Calgary

Current Occupation

Lawyer

Other Directorships

None

Accreditations and Memberships

Law Society of Alberta
Law Society of British Columbia
Canadian Bar Association
Institute of Corporate Directors

Board and committee membership

	2021 Meeting attendance (1)	2021 Meetings attended (%)
Board of Directors	n/a	n/a
CGNC	n/a	n/a
Sustainability Committee	n/a	n/a

Annual meeting voting results

	2020 (%)	2021 (%)
For	n/a	n/a
Withheld	n/a	n/a

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement (2)
2022 YTD	–	7,902	–	500,000	–

Notes:

(1) Ms. Browning was appointed to the Board on January 1, 2022, and appointed to the CGNC and Sustainability committees, effective February 24, 2022. She attended all meetings she was eligible to attend subsequent to her appointments.

(2) Ms. Browning's share ownership requirement will become effective January 1, 2027.



George Burns

George Burns joined Eldorado on February 1, 2017, and assumed the role of President & Chief Executive Officer on April 28, 2017. Prior to joining Eldorado, George was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

George has over 40 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. George has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. Mr. Burns also serves on the board of Turquoise Hill Resources Ltd.

Director since: April 2017

Resides: British Columbia, Canada

Age: 62

Non-independent

Areas of Expertise

Mining industry

Mining engineering

Sustainability

Mine and process operations, development and construction

Mergers & acquisitions

Education

B.Sc., Mining Engineering, Montana College of Mineral Science and Technology

Current Occupation

President & CEO, Eldorado Gold Corporation

Other Directorships

Turquoise Hill Resources Ltd.

Accreditations and Memberships

SME member

PDAC member

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	13 of 13	100

Annual meeting voting results

	2020 (%)	2021 (%)
For	99.14	99.30
Withheld	0.86	0.70

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [1]	Compensation (CDN$) (base salary) [2]
2020	261,334	n/a	580,438	3,000,000	Yes	1,000,000
2021	419,562	n/a	680,438	3,060,000	Yes	1,020,000
2022 YTD	595,243	n/a	366,562		Yes	

Notes:

(1) Mr. Burns' share ownership requirement will become effective April 28, 2022.

(2) Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 81 for details of Mr. Burns' compensation.



Teresa Conway

Ms. Conway was elected to the Board of Directors in June 2018. She is a former executive with 25 years of experience in the North American energy markets. From 2005 to 2017, she was the President and CEO of Powerex, and prior to that, she was Vice President, Finance, and CFO. She was also with PriceWaterhouseCoopers LLP ("PWC") for seven years. Ms. Conway holds a B.B.A. from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the board of directors of Altius Minerals Corporation.

Independent director since: June 2018

Resides: British Columbia, Canada

Age: 64

Areas of Expertise

Sustainability
Finance
Accounting
Energy sector
Corporate governance
Compliance
Compensation
Human capital matters
Audit
Risk management

Education

B.B.A., Simon Fraser University

Current Occupation

Corporate director

Other Directorships

Altius Minerals Corporation

Accreditations and Memberships

Chartered Professional Accountants British Columbia
Accredited Director (ICD.D)

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	13 of 13	100
Compensation Committee	6 of 6	100
Audit Committee	5 of 5	100

Annual meeting voting results

	2020 (%)	2021 (%)
For	99.06	99.24
Withheld	0.94	0.76

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [(1)(2)]	Total compensation (CDN$)
2020	8,000	25,919	–	300,000	Yes	200,000
2021	8,000	35,367	–	300,000	Yes	220,000
2022 YTD	8,000	43,269	–	500,000	Yes	

Notes:

(1) Ms. Conway's share ownership requirement will become effective June 21, 2023.

(2) On February 24, 2022, the Board approved the director share ownership requirement of five times the director's annual retainer within five years of the implementation of the share ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Conway's new share ownership requirement will become effective January 1, 2027.



Catharine Farrow

Ms. Farrow was elected to the Board of Directors in April 2020. She is a Professional Geoscientist (APGO) with more than 25 years of mining industry experience. She is currently the President of FarExGeoMine Ltd., a consulting company advising private companies in geoscience, organizational issues, mining technology and Internet of Things technology. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc., a mining company formerly listed on the Toronto Stock Exchange. Before TMAC, Ms. Farrow was Chief Operating Officer of KGHM International (formerly Quadra FNX Mining Ltd.). Previously at Quadra FNX and FNX Mining Company Inc., she held many senior roles in a wide range of disciplines including operations, technical services, corporate development and exploration. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018), is the 2020 recipient of the Acadia University Distinguished Alumni Award, and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000). Ms. Farrow also serves on the board of Franco-Nevada Corporation, Centamin PLC, and Aclara Resources Inc.

Independent director since: April 2020

Resides: Ontario, Canada

Age: 57

Areas of Expertise

Mining industry
Geology
Technical
Finance
Compensation
Human capital matters
Corporate governance
Sustainability

Education

B.Sc. (Hons), Mount Allison University
M.Sc., Acadia University
Ph.D., Carleton University

Current Occupation

President, FarExGeoMine Ltd.

Other Directorships

Franco-Nevada Corporation
Centamin PLC
Aclara Resources Inc.

Accreditations and Memberships

Professional Geoscientists Ontario (PGeo)
Institute of Corporate Directors (ICD.D)
Society of Economic Geologists
Canadian Institute of Mining, Metallurgy & Petroleum
Prospectors & Developers Association of Ontario

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	13 of 13	100
Compensation Committee	6 of 6	100
Technical Committee	8 of 8	100
Sustainability Committee	5 of 5	100

Annual meeting voting results

	2020 (%)	2021 (%)
For	99.39	99.12
Withheld	0.61	0.88

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$) [2]	Meets requirement [1][2]	Total compensation (CDN$)
2020	–	–	–	300,000	n/a	66,667
2021	–	7,558	–	300,000	–	220,000
2022 YTD	–	15,460	–	500,000	–	

Notes:

(1) Ms. Farrow's share ownership requirement will become effective April 30, 2025.

(2) On February 24, 2022, the Board approved the director share ownership requirement of five times the director's annual retainer within five years of the implementation of the share ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Farrow's new share ownership requirement will become effective January 1, 2027.



Pamela Gibson

Ms. Gibson was appointed to the Board of Directors in September 2014. She has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, where she currently serves as Of Counsel, and previously as Managing Partner of the London and Toronto offices and Head of Capital Markets, Europe and Asia. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors, advising companies on capital market transactions, governance, risk management, disclosure, and other corporate strategic matters. Ms. Gibson holds a B.A. with distinction from York University, an LL.B. from Osgoode Hall Law School and an LL.M. from New York University. Ms. Gibson was also a law clerk to the Honourable Justice Howland, Chief Justice of the Ontario Court of Appeal. Ms. Gibson has served on the board of NYSE-listed GasLog Partners LP.

Independent director since: September 2014

Resides: London, United Kingdom

Age: 68

Areas of Expertise

Mining industry
Sustainability
Corporate finance
Corporate governance
Risk management
Human capital matters
Legal

Education

LL.M., New York University
LL.B., Osgoode Hall
B.A. (with Distinction), York University

Current Occupation

Corporate director

Other Directorships

None

Accreditations and Memberships

Accredited Director (Acc. Dir.)

Member, New York and Ontario Bars

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	13 of 13	100
CGNC	6 of 6	100
Audit Committee	5 of 5	100
Sustainability Committee	5 of 5	100

Annual meeting voting results

	2020 (%)	2021 (%)
For	99.05	97.93
Withheld	0.95	2.07

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [1]	Total compensation (CDN$)
2020	–	50,691	17,543	300,000	Yes	215,000
2021	–	58,249	–	300,000	Yes	220,000
2022 YTD	–	66,151	–	500,000	Yes	

Note:

(1) On February 24, 2022, the Board approved the director share ownership requirement of five times the director's annual retainer within five years of the implementation of the share ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Gibson's new share ownership requirement will become effective January 1, 2027.



Judith Mosely

Ms. Mosely was appointed to the Board of Directors in September 2020. She has over 20 years of experience in the mining and metals sector and, most recently, held the position of Business Development Director for Rand Merchant Bank in London, with responsibility for developing the bank's African business with international mining and metals companies. Prior to that, Ms. Mosely headed the mining finance team at Société Générale in London, and has broad experience across commodity sectors, working with juniors through multinationals. Ms. Mosely is a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. Ms. Mosely is a graduate of Modern Languages from Oxford University, and holds a diploma in Business Administration from the University of Warwick and a Master of Arts from Oxford University. She also serves on the board of Galiano Gold Inc. and Blackrock World Mining Trust plc.

Independent director since: September 2020

Resides: London, United Kingdom

Age: 57

Areas of Expertise

Mining industry

Sustainability

Finance

Investment banking

Mergers & acquisitions

Education

Diploma, Business Administration, University of Warwick

M.A., Oxford University

Current Occupation

Corporate director

Other Directorships

Blackrock World Mining Trust plc

Galiano Gold Inc.

Accreditations and Memberships

ESG Competent Boards Certificate and Designation (GCB.D)

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	13 of 13	100
Audit Committee	5 of 5	100
Sustainability Committee	5 of 5	100

Annual meeting voting results

	2020 (%)	2021 (%)
For	n/a	99.17
Withheld	n/a	0.83

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [(1)(2)]	Total compensation (CDN$)
2020	–	–	–	300,000	n/a	38,333
2021	–	7,558	–	300,000	–	220,000
2022 YTD		15,460	–	500,000	–	

Notes:

(1) Ms. Mosely's share ownership requirement will become effective September 1, 2025.

(2) On February 24, 2022, the Board approved the director share ownership requirement of five times the director's annual retainer within five years of the implementation of the share ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Mosely's new share ownership requirement will become effective January 1, 2027.



Steven Reid, Chair

Mr. Reid was appointed as Chair of the Board on January 1, 2021. Mr. Reid was first elected to the Board of Directors in May 2013. He has over 40 years of experience in the mineral resource industry. Prior to his retirement, he was the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He holds a B.Sc. in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. Mr. Reid is a member of AusIMM, CIM and the Society of Mining Engineers of A.I.M.E. (USA), and has the designation ICD.D from the Institute of Corporate Directors. Mr. Reid also serves on the board of directors of Gold Fields Limited as Lead Independent Director.

Independent director since: May 2013

Resides: Alberta, Canada

Age: 66

Areas of Expertise

Mining industry
Technical
Mining engineering
Sustainability
Compensation
Human capital matters
Mergers & acquisitions

Education

Trium Global Executive MBA

B.Sc., Mineral Engineering, South Australian Institute of Technology

Current Occupation

Corporate director

Other Directorships

Gold Fields Limited

Accreditations and Memberships

Fellow, AusIMM
Member, CIM
Member, Society of Mining Engineers of A.I.M.E. (USA)
Accredited Director (ICD.D)

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	13 of 13	100
Compensation Committee	6 of 6	100
Technical Committee	8 of 8	100

Annual meeting voting results

	2020 (%)	2021 (%)
For	99.07	99.37
Withheld	0.93	0.63

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [1]	Total compensation (CDN$)
2020	10,000	83,451	–	300,000	Yes	220,000
2021	10,000	98,085	–	555,000	Yes	285,000
2022 YTD	10,000	107,998	–	925,000	Yes	

Note:

(1) On February 24, 2022, the Board approved the director share ownership requirement of five times the director's annual retainer within five years of the implementation of the share ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Mr. Reid's new share ownership requirement will become effective January 1, 2027.



Stephen Walker

Mr. Walker is a first-time director nominee. He has over 37 years of experience in capital markets and the mineral resource industry. Prior to his retirement, he held varying roles in his 20 years with the Royal Bank, including Managing Director and Head of Global Mining Research from 2007 to 2020, as the Director of Canadian Equity Research from 2004 to 2006, and initially as a Mining Analyst. Mr. Walker also worked as a mining analyst for Richardson Greenshields and then Gordon Capital. Prior to working in the banking industry, Mr. Walker worked for 11 years as a geologist with Noranda Mines and Hemlo Gold in Canada. He holds a B.Sc., Geology, from Dalhousie University, an M.Sc., Geology, from the University of Western Ontario, and an MBA from Queens University. Mr. Walker is a member of the CFA Institute and the Canadian Institute of Mining and Metallurgy. He currently is on the Mining Association of Canada's Community of Interest Advisory Panel and on the Skycatch Inc. advisory board, as a Capital Markets Mining Consultant.

Independent director since: Director nominee

Resides: Ontario, Canada

Age: 66

Areas of Expertise

Mining industry
Sustainability
Compensation
Human capital matters
Investment banking
Corporate finance
Geology
Mergers & acquisitions

Education

MBA, Queen's University
M.Sc., Geology, University of Western Ontario
B.Sc., Geology, Dalhousie University

Current Occupation

Corporate director

Other Directorships

None

Accreditations and Memberships

Member, CFA Institute
Member, PDAC
Member, SME

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	n/a	n/a

Annual meeting voting results

	2021 (%)
For	n/a
Withheld	n/a

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement (1)	Total compensation (CDN$)
2021	–	–	–	n/a	n/a	–
2022 YTD	–	–	–	500,000	–	–

Note:
(1) Upon his appointment by shareholders at the meeting, Mr. Walker's share ownership requirement will become effective June 9, 2027.



John Webster

Mr. Webster was appointed to the Board of Directors in January 2015. He spent over 30 years with PriceWaterhouseCoopers LLP ("PWC") until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe, and as leader of the firm's Mining Practice in Canada. He has extensive experience as an audit partner, and has provided advice to both venture capital and listed clients on large, complex transactions. Mr. Webster holds a B.A. (Hons) in Economic and Social History from the University of Kent, and is a Member of the Institute of Chartered Accountants in England and Wales. He is both a Fellow (2002) and a Member of the Chartered Professional Accountants of British Columbia (1983). Mr. Webster also serves as the Chair of the board of Euro Manganese Inc.

Independent director since: January 2015

Resides: British Columbia, Canada

Age: 67

Areas of Expertise

Human capital matters
Mining industry
Accounting
Audit
Corporate finance
Mergers & acquisitions
Corporate governance
Compliance

Education

B.A. (Hons.), University of Kent at Canterbury

Current Occupation

Corporate director

Other Directorships

Euro Manganese Inc.

Accreditations and Memberships

ACA
Institute of Chartered Accountants in England and Wales
FCPA
FCA
Chartered Professional Accountants British Columbia
Accredited Director (Acc. Dir., ICD.D)

Board and committee membership

	2021 Meeting attendance	2021 Meetings attended (%)
Board of Directors	13 of 13	100
CGNC	6 of 6	100
Audit Committee	5 of 5	100

Annual meeting voting results

	2020 (%)	2021 (%)
For	99.23	98.43
Withheld	0.77	1.57

Securities held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [1]	Total compensation (CDN$)
2020	2,400	64,129	16,281	300,000	Yes	235,000
2021	2,400	71,687	9,264	300,000	Yes	235,000
2022 YTD	2,400	79,589	–	500,000	Yes	

Note:

(1) On February 24, 2022, the Board approved the director share ownership requirement of five times the director's annual retainer within five years of the implementation of the share ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Mr. Webster's new share ownership requirement will become effective January 1, 2027.

Meeting Attendance

Directors attended 100% of our Board and committee meetings in 2021; seven of nine directors that have been nominated for election attended and were elected by shareholders at the 2021 Annual Meeting.

Meeting In-Camera

The Board and each of the committees meet without management and non-independent directors present (in-camera). In 2021, the Board held in-camera sessions at each of its 13 scheduled meetings. The Audit and Sustainability committees each met five times, the Compensation and CGNC committees each met six times, and the Technical Committee met eight times.

2021 Board and Committee Meeting Attendance

		Committee meetings				
Director	**Board meeting**	**Audit**	**Compensation**	**CGNC**	**Sustainability**	**Technical**
George Albino	13 of 13		6 of 6	6 of 6		8 of 8
George Burns	13 of 13					
Teresa Conway [1]	13 of 13	5 of 5	6 of 6			
Catharine Farrow [1]	13 of 13		6 of 6		5 of 5	8 of 8
Pamela Gibson [1]	13 of 13	5 of 5		6 of 6	5 of 5	
Judith Mosely [1]	13 of 13	5 of 5			5 of 5	
Steven Reid	13 of 13		6 of 6			8 of 8
John Webster [1]	13 of 13	5 of 5		6 of 6		

Notes:

(1) The following directors served as committee Chairs in 2021:
- Mr. Webster – Chair of the Audit Committee
- Ms. Conway – Chair of the Compensation Committee
- Ms. Farrow – Chair of the Technical Committee
- Ms. Gibson – Chair of the CGNC
- Ms. Mosely – Chair of the Sustainability Committee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Area	Director
Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or Chief Financial Officer ("CFO") of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?	None
Bankruptcy – Has any director, within the last 10 years, • Personally, or • Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity): become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director?	None
Penalties and sanctions – Has any director or proposed director been subject to: (a) Any penalties or sanctions imposed by a court, securities regulatory authority or entered into a settlement agreement with any securities regulatory authority, or (b) Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director, since December 1, 2000?	None

Loans to Directors and Officers

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

Directors' and Officers' Liability Insurance

We maintain insurance policies with regards to directors' and officers' liability. These policies have an annual limit of USD$120 million, and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of USD$2,366,000 for the period November 1, 2021 to October 31, 2022. The policies have a deductible of USD$1,000,000 and are renewed annually.

Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

Environmental, Social and Governance

Eldorado is committed to integrating sustainability into our daily actions to help create long-term value for our shareholders and the communities where we operate. We are dedicated to the highest safety and environmental standards, establishing and maintaining good relationships with host communities and governments, and creating meaningful and lasting benefits for the people whose lives our operations touch. The information below highlights our environmental, social and governance ("ESG") program and policies, environmental initiatives, social initiatives and governance initiatives. For more information on our approach, you can find our Sustainability Report on our website.

Sustainability

We are committed to building "sustainability from the ground up," which means we consider sustainability in everything we do, from exploration to closure to our relationships with customers, communities, investors and other stakeholders, sharing this responsibility from mine site employees to our Board and executive team. Our Company values of collaboration, courage, integrity, drive and agility provide a meaningful foundation to this approach and form the basis of our sustainability framework. Our framework is supported by our management system, consisting of a suite of sustainability policies, our Sustainability Integrated Management System ("SIMS"), and site-level guidance and procedures.


Our Vision
To build a sustainable, high-quality business in the gold mining sector.
Our Sustainability Framework
We will incorporate sustainability from the ground up to deliver on our commitments of safe, inclusive and innovative operations, engaged and prosperous communities, responsibly produced products, and healthy natural environments.
Our People
Our Values
Our Strengths
Our Stakeholders
Our Commitments
Safe, inclusive and innovative operations
Fostering safe and inclusive workplaces that value diversity, personal growth and innovation
Engaged and prosperous communities
Working with our communities in a spirit of mutual respect to grow local economies and deliver lasting opportunities
Responsibly produced products
Demonstrating respect for human rights and delivering conflict-free, responsibly produced gold
Healthy environment now and for the future
Taking care of our environment through industry-leading practices and technology

Highlights from 2021 include:

- Continued to navigate the COVID-19 pandemic with health and safety as top priority
- Began to implement SIMS at all our sites, including completing self-assessments against all sustainability standards
- Met Year 2 obligations of the Responsible Gold Mining Principles ("RGMPs")
- Set a target to mitigate GHG emissions by 30%, from 2020 levels, by 2030, on a "business as usual" basis and articulated our climate strategy. The 2021 Climate Change & GHG Emissions Report can be read in full on our website.

We recently published updates to our Health and Safety, Environment, and Human Rights policies. In addition, we are introducing a new Social Performance Policy. These policies are in line with our internal commitments in SIMS and embody the commitments in our Sustainability Framework more formally.

The policy updates and additions address key obligations to external standards and recognized best practices, including Responsible Gold Mining Principles, Towards Sustainable Mining, ISO, UNGC and more. New commitments involve concepts such as:

Health and Safety – Building a stronger culture of safety through empowerment, proactive risk management and collaboration, while remaining focused on measurable and continuous improvement

Environment – Implementing a climate change strategy, exploring low-carbon technologies and renewables, and establishing environmental objectives and targets for continuous improvement

Human Rights – Respecting all human rights, and not causing or contributing to human rights abuses or conflict through our operations and supply chains by undertaking a risk-based approach, with specific focus on vulnerable populations

Social Performance – Managing our social impacts through engagement and a risk-based approach, seeking to avoid or mitigate adverse impacts and provide meaningful benefits to local communities

The policies can be read in full on our website (www.eldoradogold.com/about-us/governance/).

Social

Communities

We strive to create social and economic capital through all of our community programs. Investing in the future of our communities is core to our belief that mining can help to enrich lives and build vibrant communities.

In 2021, we continued with our efforts in supporting the health and well-being of local communities during the COVID-19 pandemic as well as various other initiatives in each of our jurisdictions. Examples of contributions made over the course of the year are noted below:

Kışladağ, Turkey

- Infrastructure projects including reconstructing water lines for improved efficiency, with the aim of lowering the costs of water supply to local residents
- Distributed books to 3,000 elementary school students, provided computers, sponsored sports and other learning outside of the classroom, and supported construction of both a local primary school and university
- Contributed to a local effort that donated goods to 250 low-income households in the community

Efemçukuru, Turkey

- Continued to support environmental well-being and biodiversity while creating economic opportunities by investing in 50 beehives located around the mine site
- Worked to provide opportunities for women-run businesses to access larger markets in Turkey through agricultural cooperatives
- Contributed to local education enrichment projects by supplying necessary books and materials

Lamaque, Canada

- Supported an apprenticeship program in partnership with local First Nations aiming to provide access to education, build local capacity in skilled trades, and employment opportunities
- Investments in music programs for school children, cultural programs and art festivals, as well as services for vulnerable peoples (e.g., mental health programs, homeless shelters)
- Support the annual Pow Wow at the Lac Simon First Nation

Kassandra Mines, Greece

- Contributed to key community infrastructure projects, including repairs to road networks and school renovations
- Continued to support major science, math and robotics education programs for local children; addiction treatment and recovery programs; and the Aero-Club of Thessaloniki's wildfire-monitoring program

Human Capital Management

The Board believes that attracting, developing and retaining diverse talent globally is vital to Eldorado's long-term success. The CGNC, in conjunction with the Board, is responsible for oversight of human capital management ("HCM"). The CGNC's oversight responsibilities include oversight of our Company's culture and HCM strategies as illustrated below.

Employee engagement

Culture, values and leadership

Integrity and compliance

Executive succession planning and development

Inclusive diversity

Organizational learning

Workforce analytics

CGNC oversight of human capital management

HCM strategies are discussed and monitored quarterly with in-depth discussions on executive succession management annually. More details on our approach to strengthening culture, leadership and inclusive diversity across Eldorado can be found on page 34.

Executive Succession Planning

Executive succession planning forms an important component of HCM, and our Board views ensuring we have the appropriate management in place to execute our long-term strategy as one of our most important responsibilities. The Company has a formal development and succession plan for senior management positions in place, and it is reviewed ongoingly, and at least annually, by the CGNC and the full Board. In July 2021, the Board met to review the executive succession plan for the CEO and other senior management positions.

At this session, the formal succession plan is reviewed in detail and includes:

- Profiling candidate assessments, considering both external and internal candidates
- Processing and timeline, including candidate readiness: ready now, ready in one year, ready in 3–5 years, ready in 5+ years
- Emergency designates for each of the senior executives
- Succession development planning for the CEO and senior executives
- Leadership pipeline and development for the next generation of leadership
- Diversity and inclusion initiatives and how we can increase representation from among other designated groups as defined in our Diversity Policy

Diversity and Inclusion

We believe diverse and inclusive boards and teams are a source of competitive advantage. Decisions about people – including who to hire or promote, or which entities to partner with – are among the most critical business decisions we make. These decisions involve finding people and partners with the necessary skills, knowledge, experiences, and other attributes required for the work ahead. In mining, those skill sets are often very specialized, so cognitive diversity is paramount to achieve our vision to build a sustainable, high-quality business in the gold sector.

Because a culture of inclusion starts with the tone at the top, in 2020, we initiated a global leadership pathway for Eldorado's top leaders at operating sites and corporate to set a firm foundation for inclusion. This pathway is part of a multi-year leadership development program focused on habit formation underpinned by neuroscience. In 2021, we continued our journey focusing on the neuroscience of speaking up and unconscious bias. Consistent with our core value of courage, encouraging a culture that speaks up is critical for sharing ideas, improving decision-making, voicing safety first and challenging behaviour. Understanding the prevalence of unconscious bias in being human and creating common language to help label, mitigate, and engage for better quality people and business decisions is paramount to our success. By exploring these topics with our global leadership team, we continue to strengthen our culture of inclusion and set a consistent tone.

Other key human capital initiatives in 2021 included:

- Building jurisdictional specific, multi-year inclusive diversity roadmaps
- Further informing our roadmaps by listening to employee voices:
  - Phase one of our Inclusion Survey was run in Canada and Turkey during the fall of 2021
  - Overall, we saw a strong participation rate and our inclusion factor was favourable overall
- Participating in external opportunities to advance gender equity, such as the Bloomberg Gender-Equality Index and the SHARE Program (Greece)
- Sponsoring International Women in Mining (IWiM) and Women in Mining BC, including site and executive-level participation in the IWiM mentoring program

As we move into 2022, momentum will continue:

- Executing on our inclusive diversity roadmaps
- Completing phase two of our inclusion survey in Greece
- Building a global listening strategy to understand employee experiences more regularly
- Embedding accountability for inclusive diversity at site by formalizing it in our SIMS
- Developing a Global Respectful Workplace Policy for Eldorado as an extension of our Code of Ethics & Business Conduct and Human Rights policies
- Progressing the next phase of our global leadership development pathway

Key Diversity Milestones

2022

Met Board target of 10% from other designated groups

2021

Updated Diversity Policy to reflect representatives of designated groups including women, Indigenous peoples, people with disabilities, visible minorities and the LGBTQIA2S+ community

2020

Gender parity at the Board level is achieved

2019

30% Club Canada target incorporated into Diversity Policy

2018

First Diversity Policy

Eldorado joins 30% Club Canada signalling its intention to achieve better gender representation at the Board and senior management levels

Second female director joins the Board

2014

First female director appointed to the Board

Our updated Diversity Policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest-quality directors, the CGNC considers identity diversity and cognitive diversity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience.

As unconscious bias can adversely impact members of other designated groups in the selection process, we endeavour to mitigate bias by:

- Directing third-party recruiters to include at least 50% of candidates from the designated groups, and use blind recruitment techniques
- Ensuring the shortlist to be interviewed includes a balanced number of candidates representing members of designated groups

As part of our Board renewal process and senior management succession planning, our Board of Directors and senior management:

- Survey the Board and senior management team to self-identify among one (or more) of the designated groups
- Review the number of individuals in designated groups on the Board and in senior management positions
- Consider opportunities to enhance diversity from designated groups at the Board and senior management levels aligned with our Diversity Policy

Our Diversity Targets

	Women		Other designated groups[1]	
	Target (%)	Time frame	Target (%)	Time frame
Board of Directors	Maintain 30	Already met	10	Already met
Senior management	30	2023	10	2023

Our Board and Senior Management Diversity Policy can be found on our website (www.eldoradogold.com).

Board of Directors

Below is a summary of representation on our Board for women and for other designated groups.

As of April 19, 2022:

Total of nine directors

- Women: 5 of 9 (56%)
- Indigenous peoples: 1 of 9 (11%)
- Persons with disabilities: 0 of 9 (0%)
- Visible minorities: 0 of 9 (0%)
- LGBTQIA2S+ community: 0 of 9 (0%)

Following the 2022 AGM, assuming shareholders elect all our director nominees, our Board will continue to have 56% women, exceeding our target of 30%. Currently, one of our director nominees identifies as other designated group, and we have met our aspirational target of at least an additional 10% of the Board to be represented by one or more designated groups (beyond women).

Senior Management Including Named Executive Officers, Senior Vice Presidents and Vice Presidents

Below is a summary of representation in senior management positions within the Company for other designated groups.

As of April 19, 2022:

Total of 17 persons in senior management

- Women: 3 of 17 (18%)
- Indigenous peoples: 0 of 17 (0%)
- Persons with disabilities: 0 of 17 (0%)
- Visible minorities: 3 of 17 (18%)
- LGBTQIA2S+ community: 0 of 17 (0%)

With respect to representation across designated groups as a whole, 6 of 17 (35%) individuals of our senior management team self-identify with one or more designated groups, relative to our target of 40%. Although we have met the target of at least an additional 10% of our senior management team to be represented by one or more designated groups (beyond women), we have not met our aspirational target of 30% women.

Note:

(1) Given the size of our Board and senior management group, we have not set individual targets for each of the categories under the other designated groups, but have set an overall percentage of 10% from other designated groups for each of the Board and senior management.

Governance

Governance is an integral part of our overall ESG strategy, which the Board, together with the CGNC, oversees. We recognize the value of good governance practices, are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.

We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX as well as with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC. As a foreign private issuer, we follow home-country practices in lieu of certain provisions of the NYSE and SEC. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website (www.eldoradogold.com/about-us/governance).

In 2021, we continued our focus on the following key governance areas:

- Enhanced oversight of the Company's human capital management
- Executive succession planning
- A commitment to diversity and inclusion
- A refresh of our compliance policies and employee training

Our Code of Ethics and Business Conduct (the "Code") and our Anti-Bribery and Corruption Policy were also updated, and can be found on our website www.eldoradogold.com. For further information on these items, please refer to the sections below.

Ethical Business Conduct

Our Code of Ethics and Business Conduct is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.

The Code addresses the following key areas:

- Promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
- Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
- Protecting and properly using our corporate assets
- Keeping our corporate information confidential and providing for securities-trading restrictions in appropriate circumstances
- Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
- Complying with laws, rules and regulations
- Reporting any illegal or unethical behaviour without fear of retaliation

Directors, officers, employees and contractors must read the Code when they join the Board or start working for us.

The Code is reviewed annually and updated to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.

The Code is posted in all of our offices and operations. It is also available on our website (www.eldoradogold.com), the SEDAR website (www.sedar.com) and by contacting our Corporate Secretary.

We also conduct training on our Code of Ethics across the Company and have built out a compliance function with resources at all of our sites and in each of our jurisdictions of operation.

Provisions of the Code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the Board. We will publicly disclose any waiver of the Code that is granted to a director or executive officer, or any amendments to a waiver or the Code itself, within four days of it being granted. Any material departure from the Code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report, to the extent required under National Instrument 51-102.

The Board monitors compliance with the Code. Quarterly reports are provided to the Audit Committee on activities related to any whistleblower reports while the CGNC receives regular updates on compliance training for employees. Each director, officer and employee is required to review the Code and sign off annually to confirm that they understand the Code and have complied with it. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also carefully consider any transactions or agreements in which a director or officer of Eldorado has a material interest.

The independent Board members will review and approve all such transactions.

Whistleblower Policy

As part of the Code, we adopted a Whistleblower Policy, so that any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behaviour that violates laws, government regulations or our Code.

Reports can be made anonymously over our whistleblower hotline to:

EthicsPoint
www.eldorado.ethicspoint.com
(Click "file a new report")
t: 1 866 384 4277

Chair of the Audit Committee

John Webster
c/o 550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5
e: john.webster@eldoradogold.com

Director, Global Internal Audit and Controls

Dawid Botha
Barbara Strozzilaan 101, 1083 HN
Amsterdam, Netherlands
t: +31 202 404 315
e: dawid.botha@eldoradogold.com

Executive Vice-President and General Counsel

Timothy Garvin
550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5
t: + 1 604 601 6692
e: timothy.garvin@eldoradogold.com

All reports are taken seriously and addressed immediately by the Chair of the Audit Committee and the members of our Legal and Compliance team. They will discuss the report and determine an appropriate action, which can include an internal or external investigation, and the appropriate response, which can include implementing corrective action and preventative measures as necessary.

Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee, Executive Vice President and General Counsel, and the Director, Global Internal Audit Controls, for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado's internal control procedures.

If someone is acting in good faith in reporting any violations of the Code to the Company, we will not condone any retaliation against a director, officer, employee or contractor of our affiliates or subsidiaries.

Anti-Bribery and Corruption Policy

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Corruption Policy ("ABC Policy") designed to provide guidance, training and tools to Eldorado's directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate and report.

The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence them through bribery in any form, and it prohibits any Eldorado party from accepting any such bribe in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we report.

Directors, officers, employees and contractors must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.

We also conduct training on our ABC Policy across the Company and have built out a compliance function with resources at all of our sites and in each of our jurisdictions of operation.

A copy of our ABC Policy is available on our website (www.eldoradogold.com).

Insider Trading Policy

Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company's securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.

Anti-Hedging

The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy. A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

About the Board

Our Board of Directors oversees management who are in turn responsible for the day-to-day conduct of our business.

The Board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the Canada Business Corporations Act ("CBCA"), our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and Responsibilities

The Board works with management throughout the strategic planning process to establish long-term goals, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged Board that takes an active role in:

- Assessing and monitoring internal systems for managing the risks inherent in our business
- Overseeing the establishment of our standards of ethics, risk management, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
- Overseeing our culture, practices and procedures on health and safety
- Overseeing our ESG strategy including initiatives, practices and procedures relating to the environment, community relations and human capital management, and governance

The Board has adopted written Terms of Reference that describe its responsibility for stewardship, including:

- Being satisfied with the integrity of the CEO and other executive officers and their effort in creating a culture of integrity throughout the organization
- Adopting a strategic planning process, and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things
- Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks
- Overseeing our succession planning, including appointing and monitoring the development of senior management
- Overseeing our internal control and management information systems
- Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for the Company
- Overseeing the development of a process for receiving feedback from shareholders and holders of other securities
- Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance

What We Expect of Our Directors

When elected to our Board, we expect our directors to commit their time and expertise, act with integrity, and be good collaborators for the benefit of the Company and its stakeholders.

Directors are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code.

Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director, and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado's activities and building relationships with senior management.

Position Descriptions

The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the President & CEO performance evaluation.

The Board's Terms of Reference are attached in Schedule A: Terms of Reference for the Board on page 104, together with those of the Chair of the Board and of our five standing Board committees; these are available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

Director Independence

The Board considers a director "independent" if they have no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101 and the independence requirements of the NYSE, and as recommended by Institutional Shareholder Services ("ISS").

The CGNC considers the relationship of the Company to each of the directors, and has determined that seven of the eight director nominees are independent. Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position as President & CEO.

Independent Chair and Board Committees

The Chair of the Board is independent. Our five standing Board committees consist entirely of independent directors.

Director Succession Planning and Board Renewal

The Board has a proactive and robust succession-planning process for directors. The CGNC is responsible for identifying and recommending director candidates for election to the Board at each annual meeting or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise as well as their integrity, professionalism, values and independent judgement.

The CGNC uses a matrix to identify areas the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company's affairs. This skills matrix is updated regularly, reviewed annually, and used as a reference tool for continual assessment. The current skills matrix for our director nominees is detailed on page 43.

As part of its director succession planning, the CGNC:

- Sets aside time at regularly scheduled meetings to discuss the Board's current mix of skills, experience and competencies, to help identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board
- Engages an independent third party to assist with identifying individuals they consider candidates for election to the Board who meet the established criteria and who have sufficient time available to devote to Eldorado's affairs (see page 45 for information on overboarding). In line with our Diversity Policy, third-party recruiters are directed to include at least 50% of their candidates comprised from designated groups and to incorporate blind recruitment techniques, where possible
- CGNC then proposes a short list of director candidates for consideration
- Potential nominees then undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process
- CGNC puts forward the final list of director nominees for Board approval

The chart below summarizes our annual review process undertaken in nominating director candidates.

Review
corporate goals
Where are we as a company?

Assess
current Board's mix of skills, experience and competencies for potential gaps

Identify
skills, experience and competency areas that need development

Nominate
new director candidates based on review

In 2021, George Albino indicated his intention to step down from the Board and not stand for re-election at our 2022 Annual Meeting. Various considerations were taken into account during the review process, including strengthening the expertise of the Board in key areas in light of Mr. Albino's departure, succession planning, Board diversity and continuity of the Board.

As part of the Board-succession process, the CGNC engaged an independent third-party consulting firm to help identify, evaluate and conduct due diligence on potential director candidates. The CGNC assessed the director candidates and identified a shortlist of appropriate individuals for the Board's further consideration. An extensive interview process was undertaken with the candidates resulting in the appointment of Carissa Browning to the Board on January 1, 2022, and Stephen Walker as a director nominee for our 2022 Annual Meeting.

All nine of our director nominees (as noted below) have been elected or appointed within the last nine years.

- Steven Reid, May 2013
- Pamela Gibson, September 2014
- John Webster, January 2015
- George Burns, April 2017
- Teresa Conway, June 2018
- Catharine Farrow, April 2020
- Judith Mosely, September 2020
- Carissa Browning, January 2022
- Stephen Walker, if elected, June 2022

Over 85% of our independent director nominees have tenure of nine years or less.

Director Nominee Skills Matrix

	Carissa Browning	George Burns	Teresa Conway	Catharine Farrow	Pamela Gibson	Judith Mosely	Steven Reid	Stephen Walker	John Webster
Relevant industry skills									
Mining industry		✔		✔	✔	✔	✔	✔	✔
Sustainability	✔	✔	✔	✔	✔	✔	✔	✔	
Engineering		✔					✔		
Geology				✔				✔	
General business skills									
Accounting			✔						✔
Compensation			✔	✔			✔	✔	
Human capital matters	✔		✔	✔	✔		✔	✔	✔
Corporate governance/ Compliance	✔		✔	✔	✔				✔
Finance			✔	✔	✔	✔		✔	✔
Investment banking	✔					✔		✔	
Legal	✔				✔				
Mergers & acquisitions	✔	✔		✔		✔	✔		✔
Diversity profile									
Location	Canada	Canada	Canada	Canada	U.K.	U.K.	Canada	Canada	Canada
Age	48	62	64	57	68	57	66	66	67
Gender	F	M	F	F	F	F	M	M	M
Tenure (years)	0	5	3	1	7	1	8	0	7

Board Evaluation and Assessments of Individual Directors

As part of our Board-evaluation process, the CGNC, which is responsible for the review and recommendation to the Board regarding the appropriate methodology of the assessment, engages a third-party advisor to externally facilitate an independent in-depth evaluation of the Board and its committees. We have engaged Tekara Organizational Effectiveness Inc. to facilitate this process on behalf of the Board, with the goal of enhancing its effectiveness as a Board and with senior management. This enhanced Board-evaluation process follows a three-year cycle as outlined below. In 2019, we completed our first year of the process with an in-depth Board and committee evaluation. In 2020 (Year 2), individual director evaluations were conducted as part of a deeper Board evaluation. In 2021 (Year 3), the Board determined to repeat the Year 1 process of the Board as a whole and each committee evaluation.


Year 1
Board and committee evaluation
Year 2
Individual director evaluations
Year 3
Board and committee evaluation

The first part of the process consisted of interviews with individual Board directors and senior management. Interviews explored the Board and then each committee. This qualitative feedback provided for examples and experiences to be shared along with their expectations and recommendations. The performance of Board and committee Chairs was also sought.

The second part consisted of a short, focused questionnaire, which was administered to benchmark and inform the progress from 2019. In 2021, questionnaires were reviewed and refined for administration.

Upon completion, the data and feedback from the directors and senior management were reviewed, analyzed and summarized in a written report. The report was then reviewed with the Board Chair and the Chair of the CGNC prior to being shared with the Board and management. Presentations were made to the Board and management for discussion and actions to be taken. Each set priorities and made continuous improvement adjustments.

Additionally, internal evaluations were held for each committee to ensure that committee meetings and practices are effective and that each committee fulfilled its responsibilities under their respective Terms of Reference.

This Board-evaluation process will continue to be administered externally and will complete the next three-year cycle as outlined above.

During 2022 (Year 1), the focus will be on the Board as a whole and individual committee performance.

Feedback incorporated over three-year cycle:

- Board working group reviewed and implemented enhancements to the Board processes and communication with senior management
- Conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees. This led to the addition of Ms. Mosely in September 2020 and Carissa Browning in 2022.
- Rotated committee Chairs, with Ms. Conway chairing the Compensation Committee, Ms. Mosely chairing the Sustainability Committee, and Ms. Farrow chairing the Technical Committee
- Strengthened Board oversight on:
  - Strategic planning
  - Enterprise Risk Management ("ERM") at the operational and corporate levels
  - Cybersecurity
  - Crisis management

Overboarding: Serving on Other Boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 19 for information on each director.

A director must submit notification to the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director would be notified of the assessment results.

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director's service on other non-public company boards or other organizations when evaluating the suitability of director nominees and making recommendations to Company shareholders for election.

The Board has provided further clarity on this in our Corporate Governance Guidelines, and has mandated that without written approval from the Chair of the Board:

i) No director may serve on more than four public company boards (including the Company's Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company's Audit Committee)

ii) No director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where they serve as CEO)

Further, any Audit Committee member's service on over three public company audit committees will be subject to the Board's determination and written approval that the member is able to effectively serve on the Company's Audit Committee. This determination will be disclosed in the Company's Management Proxy Circular.

None of our directors is considered overboarded.

Term Limits

The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company's history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through a robust evaluation and board-renewal process described in our Corporate Governance Guidelines and our Diversity Policy.

Independence Review of Long-standing Directors (over 10 Years)

While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond 10 years, the Board will undertake a formal review to evaluate that director's continued independence as defined under the applicable TSX and NYSE criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company's Circular.

Over time, overlap and interaction with management can lead to more cohesiveness between independent directors and management, resulting in agreement and consensus; this may prevent independent directors from critically challenging management.

None of our director nominees for consideration at the 2022 Annual Meeting have served more than 10 years.

Retirement Age

Our Board has established a retirement threshold for directors, which is at the end of the annual meeting following his or her 73rd birthday. The Board, however, has discretion on extending a director's retirement age, if it considers that such an extension is in the best interests of the Company.

None of our directors has reached the retirement age.

Orientation and Continuing Education

Our orientation process familiarizes new directors with our business, including the role of senior management; our exploration, development and operation activities; the role of the Board and Board committees; and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management, and visit our sites to experience our operations, development and exploration projects first-hand.

The Board is also responsible for ensuring that directors are provided with continuing education opportunities. While the CGNC, along with management, organizes education sessions on topics of interest or concern to directors, the Board believes that each director should remain abreast of developments in their area of expertise and commit to continuing education. To support this, we provide financial assistance to directors who attend externally organized educational sessions, seminars or conferences as well as membership in the Institute of Corporate Directors ("ICD").

During 2021, our Board attended a total of seven internally organized education sessions (as highlighted in green below) and numerous external sessions including seven Board education sessions, two compensation-related sessions, 17 ESG-related sessions, five financial-related sessions, three global outlook sessions, nine industry knowledge sessions, seven mining industry conferences, and other programs individually sponsored by a variety of organizations across a broad range of topics as illustrated in the below chart.

Category	Date (2021)	Subject	Attendees	Presented by
ESG	January 11	The Regulatory and Standard-setting Landscape on Climate Reporting: Education for Board Members	Mosely	Deloitte UK
	January 14	What Directors Should Know About the Social Purpose Beyond Profit Debate	Reid	Institute of Corporate Directors ("ICD")
	March 11	Accelerating Corporate Climate Action	Mosely	Deloitte
	March 17	Climate Change: the Evolving Landscape and What a Climate Strategy Means for Eldorado	All directors	Critical Resource
	May 10	The Role of Carbon Offsetting in the Transition to Net Zero	Mosely	Deloitte
	May 18	Towards Net Zero	Reid	ICD
	June 16	Responsible Gold Mining Principles	All directors	World Gold Council
	July 15	Legal Primer on Climate Change: Directors' Duties and Disclosure Obligations	Reid	ICD
	September 2	Board Responsibilities Regarding ESG	Reid	Gold Fields
	September 15	TCFD Refresher: Getting Ready for the 2021 Mandatory Climate-related Disclosures	Mosely	Deloitte
	September 20 to 25	Masters in Sustainability Leadership Programme	Mosely	University of Cambridge
	October 1	Climate Strategy Session Discussion (Sustainability Committee) – Climate Change, Energy and GHG	Farrow Gibson Mosely Reid Burns	Eldorado
	October 7 to 8	Mining Summit: Enabling the Energy Transition	Mosely Gibson	Financial Times

Category	Date (2021)	Subject	Attendees	Presented by
ESG (continued)	November 1–12	CoP26 · The Transition Journey for the Real Company · Solving the Net Zero Equation · Financing the Transition · Carbon as an Asset Class · Leading in Energy Transition · How to Deliver Investment in Nature · Features of Adaptation: Financing and Capital Allocation · Decarbonising Transport · Reflections on CoP26	Reid	McKinsey at CoP26
	November 4	Audit and Climate Change	Conway	Deloitte
	November 11	ESG Webcast Series, three programs: · Building Credibility Through Climate Reporting · Delivering Sustainable Value Creation · Enabling Transformation Through Radical and Responsible Change	Gibson	PwC
	November 12	Climate and the Challenge for Audit Committees	Mosely	Deloitte
Global Outlook	January 12	The Year Ahead Webinar: Beyond COVID-19	Mosely	Deloitte
	January 27	Gold: Post-Pandemic, Market Review of Other Minerals	Conway	TD Mining Conference
	February 10	Economic Update	Conway	Jock Finlayson
Financial	January 12	KPMG Mining Audit Committee Roundtable	Webster	KPMG
	January 21	PwC Mining Minds – Tax and Financial Update	Conway Webster	PwC
	January 26 and September 16	MD&A and Financial Disclosures (two parts)	Gibson	The Corporate Counsel
	July 15	Second Quarter Accounting/Auditing Issues	Conway	PwC
	September 28	Third Quarter Accounting and Auditing Issues	Conway	PwC

Category	Date (2021)	Subject	Attendees	Presented by
Industry Knowledge	January 13	Autonomous Haulage Best Practices	Reid	Canadian Institute of Mining ("CIM")
	February 10	Webinar: Teck's Innovation-driven Business Transformation Program – RACE21	Reid	ICD
	February 16	Sudbury Prospectors & Developers Presentation – the Ring of Fire – Canada's Next Base Metal Mining Camp	Farrow	Sudbury Prospectors & Developers
	March 10	Webinar: Mount Polley Tailings Spill: Response & Recovery	Reid	ICD
	March 31	CIM UMS – Are We Sending Waste Rock Down the Ore Pass?	Farrow	CIM
	April 8	Geoscience Analyst Virtual Webinar Series – Peak Finder: Geoscience Analyst Geoapps: Python Application	Farrow	Mira Geoscience
	April 13	Blockchain in Mining	Mosely	Women in Mining
	April 20	Sudbury Prospectors & Developers – The Value of Exploration	Farrow	Sudbury Prospectors & Developers
	November 30	PwC Mining Minds	Webster	PwC
Board Education	January 18	Tech Fluency for Boards: Demystifying the Cloud	Mosely	Deloitte UK
	January 19	Building Resilient Boards: How to Thrive Before, During and After Adversity	Mosely	Deloitte UK
	April 19	Ethnic Diversity: The Role of the Board and Leadership Team	Mosely	Deloitte
	April 27	Board and Management Communication	All directors	Tekara
	May 12	Deloitte Board Series: Oversight Role of the Board	Conway	Deloitte
	June 3	ICD Annual Conference: Next Level Governance in an Era of Massive Transformational Change • Rethinking Strategy & Risk • Industry Disruptions & Trillion Dollar Opportunities • Enhancing Performance & Value Creation • Defining Culture & Values	Reid	ICD
	July 8	The Tech Savvy Board	Mosely	Deloitte

Category	Date (2021)	Subject	Attendees	Presented by
Conferences	January 19	Mining Industry Forum	Webster	KPMG
	February 2	Annual African Mining Trade & Investor Show	Farrow	Mining Indaba Conference
	February 3	BMO Global Mining & Metals Conference – Annual Mining & Metals Investor	Farrow	BMO
	May 4	Energy & Mines Africa Virtual Summit Panel Discussion – Mining's New Energy Opportunities, Responsibilities & Strategies	Farrow	Energy & Mines Africa Virtual Summit
	August 3	Annual Mining Trade & Investor Show	Farrow	Prospectors & Developers Association of Canada
	September 29	KPMG Mining Conference	Conway	KPMG
	October 12	Virtual BMO LME	Conway	BMO
Other	March 4	Independent Review Meetings Penderfund	Webster	Penderfund Capital Management
	May 6	Neuroscience (SCARF Model) – Part 1	All directors	Neuroleadership Institute ("NLI")
	May 26	Independent Review Continuing Education Seminar	Webster	Independent Review Inc.
	June 17	Cyber, Data and Social: Getting in Front of Governance	Gibson	The Corporate Counsel
	July 28	Cybersecurity	All directors	PwC
	September 9	Neuroscience (SCARF Model) – Part 2	Reid Albino Burns Conway Gibson Farrow Mosely	NLI
	October 13	Deloitte Global Board Series – Canadian Coalition of Good Governance	Conway	Deloitte
	October 21	Independent Review Meetings Penderfund	Webster	Penderfund Capital Management
	October 28	PNAV Valuation Model	All directors	National Bank
	November 19	Independent Review Continuing Education Seminar	Webster	Independent Review Inc.
Compensation	April 15	HR and Compensation Committee Effectiveness Course • CEO Succession Planning • Executive Compensation and Incentive Plans • Human Capital Development • Scrutiny of Executive Compensation Plans by activists shareholders, proxy advisors and other stakeholders	Conway	ICD
	August 4	Expansion of Compensation Oversight	Conway	Meridian

Site Visits

Director site visits were suspended in 2021 as a result of travel restrictions and safety measures we implemented to reduce exposure to COVID-19. In 2022, we have begun to recommence site visits. In April 2022, three of our newest directors (Carissa Browning, Catharine Farrow and Judith Mosely) and our newest director nominee (Stephen Walker) visited our Lamaque operation in Val-d'Or, Québec.

Independent Advice

The Board's Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carry out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.

Conflicts of Interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC's Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company, and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.

The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.

Related-Party Transactions

The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review any related-party transactions before they are sent to the Board for approval.

We take the following steps as part of this review process:

- Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest
- We expect each director and executive officer to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which we participate

There were no related-party transactions reported in 2021.

Equity (Share) Ownership

The Board believes share ownership is important because it aligns the interests of our directors and executive officers with the Company's interests and those of our shareholders.

Our directors are mandated to own at least three times their annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and DUs. As of 2018, stock options were no longer granted to directors.

Our President & CEO is mandated to own at least three times his or her annual base salary in Eldorado equity. All of the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested RSUs. Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.

Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met their 2021 equity ownership requirements. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at December 31 of the previous year (December 31, 2021).

On February 24, 2022, the Board increased the directors share ownership mandate to five times their annual cash retainer within five years of the implementation of the share ownership requirement or within five years of being elected or appointed to the Board, post January 1, 2022.

Strategic Planning

The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado's strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan in detail, developed by management, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed. The Board has also allocated time at each quarterly meeting for strategy discussion.

The Board reviews and approves the budget for the ensuing year and the five-year plan. Management's progress in meeting our strategic and operational goals is reviewed by the Board throughout the year and considered when determining compensation.

As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are:

- Consistent with strategic goals
- Reflective of the corporate culture of our business
- In alignment with our Company's risk tolerance

Our strategic planning process is outlined below.

In 2021, the Board and management updated our corporate strategy and defined the key results needed to deliver value today and for the future. Our updated strategy is an articulation and clarification of the strategic focus areas and results we are seeking to create long-term value. The four key pillars of our strategy and our performance outcomes are summarized below.


Deliver on our commitments of safe, inclusive workplaces, engaged and prosperous communities, responsibly produced products and healthy natural environments
Safety & Sustainability
People & Capabilities
Deliver the organizational and individual capabilities required to enable our culture and achieve our strategy
COLLABORATION
AGILITY
COURAGE
Together, we are building a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations.
eldorado gold
DRIVE
INTEGRITY
Deliver value-adding growth and be known for operational excellence amongst mid-size gold companies with a reputation of successful project delivery
Operational & Project Excellence
Financial Strength & Returns
Deliver above-average shareholder returns amongst our peer group and expand our business to reach the next tier of gold mining peers

Strategic Planning Process


Review and approve annual budget and five-year plan
Review performance against strategic and operating goals on a quarterly basis
Ongoing review of strategic plan and revisions on an as-needed basis

Risk Management

The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our Board delegates responsibility for certain elements of risk oversight to the various committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart at the right. Each of our committees also has a standing agenda item to discuss and assess the current status of risks in their specific areas of expertise.


Compensation Committee
oversees executive and director compensation and governance over compensation practices
CGNC
oversees governance program, compliance policies and procedures; and human capital management, including director and executive succession planning
Audit Committee
oversees financial reporting, internal controls and related financial matters
Board oversees overall risks
Technical Committee
oversees operating and technical risks on matters related to geology, mineral resource and reserve estimation, mining methods and geotechnical conditions, and mineral recovery and costs
Sustainability Committee
oversees community, security, human rights, environment, and health and safety

Management undertakes an enterprise-wide process to identify, classify and assess the significant risks of our business. This process includes bottom-up risk identification and assessment by our operations, regional business units and corporate offices. The risks are then assessed in terms of likelihood and consequences, with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the Board, detailing the significant risks and mitigation strategies.

During 2021, we commenced the establishment of our corporate Enterprise Risk Management ("ERM") program with the following actions undertaken during the year:

- Discussion and alignment with executive leadership and Board of Directors on the Tier 1 enterprise risks, including the impact and likelihood of each risk
- Identification of the related mitigating actions related to each Tier 1 risk
- Discussion on organizational risk appetite
- Discussion on ERM next steps

The process above concluded with the finalization of a risk report presented to the Board outlining next steps and further initiatives to enhance our current ERM program such as:

- Consolidation of enterprise, corporate and operational risk
- Scenario planning for key strategic objectives
- Departmental risk identification
- Quarterly deep dives into Tier 1 enterprise risks

For a comprehensive list of the risk factors affecting our business, please refer to the "Risk Factors" section of our most recent AIF and MD&A.

Cybersecurity

The Audit Committee is responsible for overseeing cybersecurity risk, information security and technology risk, and receives quarterly reports from management on the Company's cybersecurity program.

Some of the steps we take to mitigate potential cybersecurity incidents include:

- Implementing ongoing cybersecurity awareness training for all employees
- Developing and implementing a Cybersecurity Strategic Plan
- Utilizing leading cybersecurity vendors to detect and respond to potential security breaches
- Collaborating with our peers in the areas of threat intelligence, vulnerability management, and response and drills
- Auditing conducted by internal and external auditors
- Ensuring we have appropriate cybersecurity insurance coverage in place

We also have a robust Crisis Response Plan in place, which provides a documented framework for handling any crisis, including security incidents, and facilitates coordination across the multiple jurisdictions in which we operate.

In 2020, we engaged an independent cybersecurity advisor and reviewed a cyber-crisis-simulation exercise that was used by our senior leaders to prepare for a possible cyber crisis. Future exercises are being planned for our operational leaders.

As of the current date, we have not experienced a cyber breach.

Shareholder Engagement and How to Communicate with the Board and Management

The Board recognizes the importance of engaging in constructive and meaningful communications with the Company's shareholders, and it values their input and insights, which includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.

We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

We follow a Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information. During 2021, the majority of shareholder/investor interactions were conducted virtually in light of the COVID-19 pandemic. The President & CEO, Vice President of Investor Relations, and other members of senior management held numerous meetings with shareholders and institutional investors and attended industry conferences including hosting an Analyst Day (September 2021) and participating in a virtual site tour of Lamaque (June 2021) hosted by CIBC. During the second half of 2021, as in-person conferences restarted, we attended the Denver Gold Conference and National Bank Conference.

At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company's shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and shareholders. During meetings between the Chair and shareholders, senior management may be present at the request of the Chair.

You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:

Chair of the Board
c/o Corporate Secretary
Eldorado Gold Corporation
550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5, Canada

Please also write **"Private and Confidential"** on the envelope.

You can also communicate with the Board via our website (www.eldoradogold.com/contact-us/board-of-directors).

The ways that we communicate with our shareholders and the topics we discuss are illustrated below.


Eldorado shareholder engagement
Year in Review Report
Annual Report
Proxy Circular
Annual Information Form
Quarterly MD&A
Meetings (in person and telephone)
Quarterly conference calls
Website
Social media platforms
Topics for engagement
Board structure, composition, and performance
CEO performance
ESG practices/ Sustainability governance
Overall Company performance
Corporate governance practices and disclosures
Board oversight of accounting, auditing and internal controls
Succession planning process for CEO and Board
Long-term corporate strategy
Executive compensation

Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company's compensation approach and outcome. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.

Throughout 2021, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.

For further information on 2021 shareholder engagement, please refer to page 53.

Shareholders can contact the Board through email to the Corporate Secretary (karen.aram@eldoradogold.com) to request meetings with members of the Board.

Shareholder Proposals

If you want to submit a shareholder proposal to be presented at our 2023 Annual General Meeting, it must be sent to our Corporate Secretary by February 8, 2023, for it to be considered for inclusion in our 2023 Management Proxy Circular. We did not receive any shareholder proposals for this year's meeting.

Board Committees

The Board carries out its mandate directly or through its committees. In 2021, we had five standing committees, which are fully composed of independent directors. From time to time, the Board may appoint special committees to the Board if warranted by Eldorado's current business activities. The President & CEO does not participate in making appointments to the committees of the Board.

Audit Committee: 100% Independent

- John Webster, Chair
- Teresa Conway
- Pamela Gibson
- Judith Mosely

All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110; this means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Ms. Conway are "audit committee financial experts," as defined by SEC. See Mr. Webster's and Ms. Conway's director profiles on pages 27 and 21, respectively, for information on their qualifications as financial experts.

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:

- Reviewing the integrity and effectiveness of the Company's systems of internal financial controls for reporting on the Company's financial condition
- Monitoring the qualifications, independence and performance of the Company's external auditor and the recommendation of the Board to shareholders for their appointment
- Overseeing the integrity of the Company's internal audit processes and reviewing the Company's financial disclosure and reporting
- Monitoring the Company's management's compliance with applicable legal and regulatory requirements
- Overseeing certain risk management systems and practices adopted by the Company

Audit Partner Rotation

In accordance with best practices and the Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in 2012, 2014, and again in February 2019.

Pre-approval of Audit Services

The Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

The Terms of Reference for the Audit Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Additional information on the Audit Committee can be found under the heading "Governance – Audit Committee" in our most recent AIF.



Left to right: Teresa Conway, Judith Mosely, John Webster, Pamela Gibson

Sustainability Committee: 100% Independent

- Judith Mosely, Chair
- Catharine Farrow
- Pamela Gibson
- Carissa Browning

The Committee's mandate is to monitor the Company's overall approach to sustainability. Specifically, the Committee's role is intended to promote ethical, transparent and responsible behaviour by the Company with meaningful engagement with its stakeholders and communities. This includes, among other things:

- On matters relating to "Governance" as it relates to ESG strategy and disclosure, the Sustainability Committee will take a coordinated approach with the Corporate Governance and Nominating Committee
- Reviewing reports pertaining to applicable legislation, regulations, government policies, frameworks and industry best practices with respect to sustainability that may impact on the Company's business strategy and activities
- Monitoring current and future regulatory issues relating to sustainable development, environment, and health and safety
- Overseeing the establishment and periodic review of corporate sustainability policies, management systems, programs and procedures
- Reviewing and monitoring management's activities to ensure that the principal risks and opportunities to the Company related to environmental, tailings facility management, sustainable development, climate change, social, health and safety, and security and human rights are identified and resourced
- Reviewing findings of internal and external environmental, social, health and safety, human rights, and security audits and assessments as well as management's response, for the purpose of ensuring sustainability risks are controlled
- Reviewing annual targets determined by senior management with reference to the policies, and monitoring and reporting to the Board on performance against those targets

The Terms of Reference for the Sustainability Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.



Left to right: Judith Mosely, Catharine Farrow, Pamela Gibson, Carissa Browning

Corporate Governance and Nominating Committee: 100% Independent

- Pamela Gibson, Chair
- George Albino
- John Webster
- Carissa Browning

The CGNC was established to provide oversight of the Company's corporate governance policies, practices and guidelines. They are also responsible for monitoring the Company's risk management policies and programs; human capital management policies and programs; identifying and proposing Board candidates for nomination and election or re-election as directors of the Company; and coordinating with the Sustainability Committee on issues and opportunities pertaining to governance as part of the Company's overall approach to its ESG strategy, policies, practices and guidelines.

For more information on the role, responsibilities and initiatives of the CGNC, refer to pages 40–51.

The Terms of Reference for the CGNC as well as our Corporate Governance Guidelines can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.



Left to right: Pamela Gibson, George Albino, John Webster, Carissa Browning

Compensation Committee: 100% Independent

- Teresa Conway, Chair
- George Albino
- Catharine Farrow
- Steven Reid

The Compensation Committee is responsible for:

- Developing director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado's talent and workforce needs
- Reviewing these policies annually and recommending that the Board adopt any changes as appropriate
- Reviewing and approving the terms of employment and performance objectives for the named executive officers
- Assessing the performance of the President & CEO

Independent decision-making, the establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation are critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company, or had an interest in any material transactions involving Eldorado.

Each of the members of the Compensation Committee has extensive experience with compensation matters, which is not limited to public companies. The Board members to the right are members of compensation committees for other publicly listed and private companies.

Member	Company	Position
Teresa Conway	Associated Engineering	Member of the Compensation Committee
Steven Reid	Gold Fields Limited	Remuneration Committee, Chair
Catharine Farrow	Franco-Nevada Corporation	Member of the Compensation, Environmental, Social & Governance Committee

The Terms of Reference for the Compensation Committee can be found on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.



Left to right: Teresa Conway, George Albino, Catharine Farrow, Steven Reid

Technical Committee: 100% Independent

- Catharine Farrow, Chair
- George Albino
- Steven Reid

The Technical Committee was established on October 1, 2020, to assist the Board in fulfilling its oversight responsibilities with respect to the operational and technical performance and operating and technical risks of the Company, particularly regarding those areas where technical understanding is required.

The Technical Committee is responsible for:

- Reviewing management of technical risks, annual budget for our mineral properties, updates to life of mine plans, and updates from management on technical reports
- In conjunction with the Sustainability Committee, reviewing developments regarding the risks and how the Company manages tailings
- Reviewing the preparation and disclosure of the Company's Mineral Resources and Mineral Reserves

The Terms of Reference for the Technical Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.



Left to right: Catharine Farrow, George Albino, Steven Reid

Compensation Discussion and Analysis

Statement of Executive Compensation

This section of the Circular discusses the components of our executive and director compensation programs as well as the compensation decisions made over the past year, for the following NEOs mentioned throughout this Circular.

NEOs	
George Burns	President & CEO
Philip Yee	Executive VP & Chief Financial Officer
Joseph Dick	Executive VP & Chief Operating Officer
Jason Cho	Executive VP & Chief Strategy Officer
Timothy Garvin	Executive VP & General Counsel

Compensation Discussion and Analysis

Table of Contents

Letter to Shareholders ... 61
Compensation Philosophy and Objectives ... 63
- Pay for Performance ... 63

Peer Group Selection ... 64
Managing Compensation Risk ... 65
- Clawback Policy ... 67
- Executive Equity Ownership ... 67

Determining Compensation ... 68
- Role of the Compensation Committee ... 68
- Role of the President & CEO ... 69
- Role of Independent Compensation Consultants ... 69

Compensation Components and 2021 Compensation Decisions ... 70
- Summary of Compensation Components ... 70
- Base Salary ... 71
- Short-term Incentive Plan ... 72
- 2021 Corporate Objectives Results ... 73
- Long-term Incentive Plan ... 76
- Stock Options ... 78
- 2021 Long-term Incentives ... 78
- Retirement Benefits ... 78
- Defined Contribution SERP ... 79
- Defined Benefit Pension Program (Closed) ... 79
- Perquisites and Benefits ... 79

Compensation Tables and Disclosures ... 80
- Shareholder Return ... 80
- Summary Compensation Table ... 81

Incentive Plan Awards ... 82
- Outstanding Share-based and Option-based Awards ... 82
- Incentive Plan Awards (Value Vested or Earned During the Year) ... 83
- Employment Agreements, Termination and Change of Control ... 84
- Termination without Cause or for Good Reason Following a Change of Control ... 85

Director Compensation ... 87
- Director Compensation Philosophy ... 87
- Compensation Components ... 87
- 2021 Director Compensation ... 89

Other Information ... 92
- Equity Compensation Plan Information ... 92
- Stock Options ... 93
- Performance Share Units ... 96
- Restricted Share Units ... 98
- Normal Course Issuer Bid ... 100
- Deferred Unit Plan ... 101
- Securities Authorized for Issue under Equity Compensation Plans ... 102
- Non-IFRS and Other Financial Measures and Ratios ... 102

Letter to Shareholders

Dear Eldorado Shareholders,

On behalf of the Compensation Committee, I am pleased to provide an overview of our 2021 performance and a summary of how compensation decisions and pay outcomes align with performance this year. Overall, the Eldorado team led the Company in accordance with our values of integrity, courage, drive, collaboration, and agility to deliver production at the high end of our increased guidance range, achieve cost guidance, advance our asset strategy, and focus on the health of our employees amid the ongoing COVID-19 pandemic.

Review of 2021 Performance

- We delivered full-year production of 475,850 oz, which was at the high end of our increased guidance range. Cash operating costs averaged $626 per oz sold and all-in sustaining costs ("AISC") averaged $1,069 per oz sold, both within our guidance ranges. (Cash operating costs and AISC are non-GAAP measures; refer to the "Non-IFRS and Other Financial Measures and Ratios" section of this document for more information.) This was partially offset by lower-than-planned achievement on byproducts and capital expenditures.
- Our three-year Total Shareholder Return ("TSR") was 174.5%, which was 187% above our peer group median and the highest among our peer group. Our one-year TSR was -34.8%, which was 6% below our peer group median.
- We successfully delivered on key organic growth projects including the Triangle-Sigma decline at the Lamaque mine in Québec and the construction and wet commissioning of the HPGR circuit at the Kışladağ mine in Turkey. Both projects were completed safely, within budget, and to a large extent, in line with schedule.

2019–2021 Total Shareholder Return Performance


200%
150%
100%
50%
0%
-50%
174.5%
77%
-34.8%
-20.9%
Eldorado Gold Corporation 3-Year TSR
Peer Group 75th Percentile 3-Year TSR
Eldorado Gold Corporation 1-Year TSR
Peer Group 75th Percentile 1-Year TSR

- In March 2021, the Greek Parliament ratified an amended investment agreement for the Kassandra Mines. The agreement provides enhanced investor protections for our Greek assets that will provide a stable, commercial path for Eldorado in Greece. Shortly thereafter, we received approval for a modification to the Kassandra Mines' Environmental Impact Assessment to allow for the use of dry stack tailings disposal at the Skouries project, reducing our environmental footprint by approximately 50%. In December 2021, Eldorado completed the Skouries Feasibility Study, reflecting robust economics of 19% after-tax internal rate of return ("IRR") and $1.3 billion after-tax net present value ("NPV") (5%), based on long-term prices of $1,500 per oz gold and $3.85 per lb. copper.
- The strengthening of our balance sheet continued in August 2021, with a $500 million refinancing of senior notes at 6.25%, lowering our overall cost of debt.
- We exceeded our people and sustainability targets with the roll out of leadership programs, the publishing of our inaugural 2021 Climate Change & GHG Emissions Report, and the setting of a target to mitigate GHG emissions. The health and safety of our workforce is the highest priority. In 2021, while we improved our total recordable injury frequency rate ("TRIFR") and reduced the injury severity rate across the Company, our lost-time injury frequency rate ("LTIFR") remained flat year over year. We are committed to fostering an engaged "safety first" culture across our business, and to achieve this we continue to set ambitious standards by increasing our safety targets each year.
- We have set aspirational targets for Board and senior management diversity beyond gender for other designated groups that include Indigenous people, visible minorities, persons with disabilities and the LGBTQIA2S+ community, specifically 30% women and 10% from other designated groups by 2023. We are pleased that we have achieved this target for the Board, and we continue to work towards achieving this aspirational target for our senior management team. For further information on our diversity efforts, see page 34.
- Other milestones achieved include the sale of the Tocantinzinho project in Brazil, with exposure to future value creation through our equity position in G Mining Ventures Corp; the acquisition of QMX Gold, which expands our footprint in the Abitibi-Témiscamingue region of Québec by approximately 550%; and the announcement of maiden inferred resources of 803,000 oz at 9.5 g/t gold at the Ormaque deposit, near our Lamaque operations in Québec.

Based on the 2021 operational, safety, sustainability and people performance, along with the strategic positioning of the Company, the Compensation Committee recommended the 2021 Short-Term Incentive Plan ("STIP") scorecard achievement of 127.1% to the Board, which was subsequently approved.

In 2021, the Committee, in consultation with our advisors, reviewed our compensation design to ensure it continues to reflect market and good governance practices, and aligns pay outcomes with Company performance and shareholder experience. As a result of this review, the Committee:

- Confirmed performance share units ("PSUs") will be settled in shares
- Implemented a broader executive compensation Clawback Policy (for more information, see the "Clawback Policy" section on page 67). Other reviews included a compensation risk assessment, the review of Eldorado's peer group, and executive and director compensation benchmarking
- Increased director compensation by approximately 5%, which aligns with the 50th percentile of the peer group (for more information, see the "Director Compensation" section on page 87). Director equity ownership requirements were also increased to five times the annual retainer, up from three times (for more information, see the "Equity Ownership Requirements" section on page 88)
- Monitored and reviewed a Return on Invested Capital ("ROIC") as a shadow metric within the PSU scorecard. Based on this review, the Committee has concluded, given the Company's current focus on growth, that it is not appropriate to add a ROIC metric to the PSU Plan at this time. We will continue exploring alternative options for a second PSU metric, such as the addition of a sustainability metric

The Committee is committed to ongoing review and continuous improvement of our compensation structure to ensure our compensation design achieves its objectives and continues to meet shareholders' expectations.

In 2022, the Compensation Committee will remain focused on aligning pay outcomes with performance and delivering value to our shareholders. In terms of performance, key areas of focus for the Company will be on delivering our operational plans and advancing our sustainability and our asset growth strategy.

"Teresa Conway"



Teresa Conway

Chair, Compensation Committee

Compensation Philosophy and Objectives

Creating long-term value for our shareholders while delivering solid financial and operational performance demands a leadership team with substantial experience, agility and integrity.

Our approach to compensation aims to:

- Attract, motivate and retain high-calibre individuals to act in the best interests of the Company
- Motivate executives to deliver high-performance results, while encouraging appropriate risk-taking and risk management
- Align interests of executives with those of our shareholders by balancing rewards that recognize short-term results and incentivize long-term value creation
- Promote a strong corporate culture that incorporates a sensibly sized executive team that fosters efficient leadership

Eldorado is committed to balancing the need to attract and retain the best leaders to execute its business strategies while maintaining fair and reasonable compensation programs.

When determining compensation levels for the named executive officers ("NEOs") and senior management, we consider the following:

- Need to offer competitive compensation programs
- Executive's performance and breadth of experience
- Executive's current responsibilities and expected future contributions
- Overall economic environment and market conditions within the industry
- Internal compensation alignment
- Legal and contractual obligations

To support our compensation philosophy and approach, Eldorado targets compensation at the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company and individual performance.

Pay for Performance

We operate in a cyclical and capital-intensive industry, and take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align the interests of our executives with the interests of our shareholders. This means executive compensation is weighted heavily towards variable "at-risk" incentive compensation that is tied to short-, medium- and long-term performance, as shown below.

- A large portion of our compensation is long term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
- We incentivize short-term results that drive both near-term and long-term value creation
- Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives


President & CEO
76% at-risk pay
52%
24%
24%


Other NEOs
70% at-risk pay
46%
30%
24%
Base salary
Short-term incentives
Long-term incentives

As illustrated in the graph to the right, the compensation awarded to our President & CEO, as outlined in the Summary Compensation Table on page 81 for the three-year period of 2019 to 2021, is aligned with our relative TSR performance over that same period when compared to the most recently available information for our 2021 peer group (as described below).

More specifically, our CEO three-year total compensation ranks at the 64th percentile against our peer group, and our three-year TSR ranks at the 100th percentile compared to our peer group.

Since a significant portion of the compensation is in the form of long-term incentive grants tied directly to our share price performance, there will be continued alignment with the shareholder experience.

Pay for Performance



3-Year CEO Total Compensation (percentile rank)
100%
80%
60%
40%
20%
0%
20%
40%
60%
80%
100%
Zone of Alignment
3-Year Total Shareholder Return (percentile rank)

Peer Group Selection

We benchmark executive compensation against a peer group of other mining companies to stay competitive and to determine retention requirements. We develop our peer group based on companies that have similar industry and operating characteristics with comparable revenue, market capitalization and asset sizes.

We believe our peer group is representative of Eldorado's current market positioning, and our expectation that the Company will grow as its business plan is executed.

In 2021, the Committee reviewed the peer group based on the following criteria:

- North American–listed gold companies (with select metals and mining companies, as appropriate)
- Complexity of operations (e.g. international operations, complex jurisdictions, multiple mine sites)
- Comparable size and similar operating characteristics

As a result of the review, no changes were made to our peer group.

2021 Peer Group

Alamos Gold Inc.	Dundee Precious Metals	IAMGOLD Corporation	Torex Gold Resources Inc.
B2Gold	Endeavour Mining Corporation	New Gold Inc.	Yamana Gold Inc.
Centerra Gold Inc.	Equinox Gold Corp.	Pan American Silver Corp.	
Coeur Mining, Inc.	Hecla Mining Company	SSR Mining Inc.	

2021 peer group percentile ranking

	Revenue for fiscal year 2021 (USD$ millions)	Assets for fiscal year 2021 (USD$ millions)	Market cap (12/31/21) (USD$ millions)
75th percentile	1,665	4,282	5,153
50th percentile	991	3,540	2,852
25th percentile	820	2,291	1,446
Eldorado	**941**	**4,931**	**2,628**
Percentile rank	**48p**	**83p**	**40p**

In making compensation decisions, we consider the compensation levels at the peer group companies, as well as our need to attract and retain the right leaders to deliver on our strategic business plan.

Managing Compensation Risk

Our executive compensation programs link directly to the goals of our corporate strategy, and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.

Eldorado's risk management process includes:

- Identifying and categorizing risks
- Evaluating risks individually for the likelihood of occurrence and the severity if the risk were to occur
- Evaluating the interconnectivity of the risks in aggregate
- Designing and developing strategies and additional controls to mitigate identified risks
- Identifying an acceptable level of risk that will foster long-term shareholder growth
- Assessing effectiveness of controls and risk measurement and risk management strategies

As part of their responsibilities associated with risk oversight, in 2021, the Compensation Committee engaged Willis Towers Watson ("WTW") to provide a compensation risk assessment update. The objectives of the review included:

- Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
- Summarizing key risk mitigating features within the executive compensation programs
- Identifying any risk arising from the existing executive compensation policies and practices, incentive goals, and variable pay plans that are likely to have a material adverse effect on the organization

Based on a review of that report and the fact that no significant changes have been made, the Compensation Committee concluded that there are no significant risks arising from Eldorado's executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

What we do	What we don't do
✔ **Balanced compensation programs:** balance between short- and long-term compensation discourages short-term risk-taking at the expense of long-term results	✗ No loans provided to executives
✔ **Focus on the long term:** a greater award opportunity derived from long-term incentives ("LTIs") compared to short-term incentives ("STIs"), creating greater focus on sustained Company performance over time	✗ No guaranteed minimum payouts on STIs or guaranteed vesting levels for performance share units ("PSUs")
✔ **Mix of sufficiently challenging performance measures:** used in the Short-term Incentive Plan ("STIP") to provide a balanced performance focus	✗ No option repricing
✔ **Use of maximums/caps** in the STIP and Performance Share Unit ("PSU") Plan	✗ No gross-up payments to cover personal income taxes that pertain to executive or severance benefits
✔ **Clawback Policy:** enables the Board to recoup short- and long-term incentive-based compensation in the event of a material restatement, a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former NEOs of the Company	✗ No excessive perquisites for executives
✔ **Link pay to performance:** a significant portion of executive compensation is subject to the achievement of set performance criteria, and is at risk	✗ No hedging by insiders
✔ **Significant share ownership requirements:** the NEOs are required to hold a multiple of their base salaries in Eldorado equity, including common shares and restricted share units ("RSUs")	
✔ **Double-trigger change of control:** severance payments are not awarded and the accelerated vesting of equity grants does not occur solely on account of a change of control. A qualifying termination following a change of control is required	
✔ **Maximum severance payout** where severance is capped following a change of control to two times the executive's base salary and STIP paid in the last 12 months	
✔ **Independent compensation consultants** are engaged by the Compensation Committee to provide independent advice	

Clawback Policy

In early 2022, Eldorado amended its Executive Compensation Recovery Policy ("Clawback Policy"), first introduced in 2016, to expand its coverage significantly. The Clawback Policy enables the Board to seek recovery of short- and long-term incentive-based compensation within 12 months of a material restatement, a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former NEOs of the Company. The Clawback Policy provides for recovery of short- and long-term incentive-based compensation, whether paid in cash or in equity, received within the three-year period preceding the date on which the Company is required to prepare the material restatement or material revision or the date of the serious misconduct recovery event.

Application of the Clawback Policy includes:

- **Material restatement:** an event where the Company is required to prepare a material restatement of the Company's previously issued financial statements due to material non-compliance with any financial reporting requirement under applicable securities laws or accounting rules
- **Material revision:** an event where the Company is required to make similar material revisions to other previously reported performance indicators upon which incentive-based compensation is based
- **Serious misconduct recovery event:** an event where an officer engaged in serious misconduct, which includes fraud or intentional and/or reckless non-compliance with applicable laws or material violations of the Company's Code of Business Conduct and Ethics or other intentional conduct that causes material damage to the Company or its reputation

With respect to a material restatement or a material revision, the amount of overpayment subject to recovery under the Clawback Policy is the difference between the amount of incentive-based compensation that the NEO received and the amount of incentive-based compensation that the NEO would have received if such compensation had been based on the restated financial results or revised performance indicators.

With respect to a serious misconduct recovery event, the amount of overpayment subject to recovery under the Clawback Policy is determined by the Board in its sole discretion.

In addition to seeking recovery of incentive-based compensation, the Board may dismiss the officer, authorize legal action for breach of fiduciary duty, or take other action to enforce the officer's obligations to the Company. Eldorado will continue to review the Clawback Policy in accordance with applicable laws and regulations.

Executive Equity Ownership

The President & CEO is required to own at least three times their annual base salary, and other executive officers at least two times their annual base salary in Eldorado equity, including common shares and vested or unvested RSUs. Unvested PSUs are not included in this calculation. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at December 31 of the reporting year. Equity ownership must be achieved within five years of appointment.

We believe our executives should have a stake in the future growth of Eldorado and that their interests should be directly aligned with our shareholders.

The table below summarizes the equity holdings of our NEOs as of December 31, 2021.

NEOs	Base salary (CDN$)	Common shares [1]	RSUs [2]	Total equity holdings [3]	Market value (CDN$)	Cost at issue date (CDN$)	Multiple of salary [4]	Achieved	Date equity-holding requirements to be met
George Burns	1,020,000	419,562	97,235	516,797	6,129,212	4,224,374	6.01	✔	Apr. 28, 2022
Philip Yee	520,200	170,298	163,811	334,109	3,962,533	2,662,749	7.62	✔	Sept. 24, 2023
Joseph Dick	520,200	2,470	24,628	27,098	321,382	357,690	0.69		Dec. 2, 2024
Jason Cho	520,200	50,209	33,496	83,705	992,741	768,082	1.91		Nov. 1, 2022
Timothy Garvin	438,600	58,054	26,387	84,441	1,001,470	727,698	2.28	✔	Feb. 20, 2023

Notes:

(1) Outstanding common shares as of December 31, 2021.

(2) Vested and unvested RSUs as of December 31, 2021.

(3) Total units of common shares and RSUs.

(4) Based on the higher of the value at acquisition date or fair market value at December 31, 2021 (CDN$11.86) and base salaries at December 31, 2021.

Determining Compensation

Role of the Compensation Committee

Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies to assess the following:

- The competitiveness of compensation for directors and executives
- Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
- Appropriateness of compensation programs based on peer practices, current market conditions, and the views of our shareholders
- The total compensation for our senior executives and whether the components are applied appropriately

The Compensation Committee is responsible for the oversight of all compensation programs, a responsibility it takes seriously.

Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers, and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO, and makes its recommendations to the Board for the compensation of the President & CEO and other NEOs.

The Board is responsible for reviewing and approving compensation levels for the NEOs, including the President & CEO.

Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company's compensation approach and outcomes. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.



Left to right: Teresa Conway, George Albino, Catharine Farrow, Steven Reid

Role of the President & CEO

Eldorado's President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to the following:

- Annual business goals and objectives for the Short-term Incentive Plan ("STIP") and the Long-term Incentive Plan ("LTIP") programs
- Base salary adjustments, STI and LTI targets, and actual awards for Eldorado's NEOs and other officers
- Company-wide equity-based compensation for senior managers
- Adjustments to compensation programs and structure

The Compensation Committee takes into account the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend their compensation.

Role of Independent Compensation Consultants

The Compensation Committee engages independent compensation consultants who provide no other work for the Company to advise on executive and director compensation matters. Beginning in 2016, the Company retained Willis Towers Watson ("WTW") in connection with the review and update of its executive and director compensation program.

In 2021, WTW:

- Commented on various incentive design and governance-related trends within the mining industry and more broadly
- Reviewed the peer group used for executive and director compensation purposes
- Conducted an executive compensation design review
- Conducted a compensation risk assessment
- Conducted executive and director compensation reviews
- Provided assistance related to proxy disclosure
- Attended all Compensation Committee meetings

The Compensation Committee has engaged Morneau Shepell since 2007 to provide actuarial services and to advise on the design and structure of Eldorado's Pension Plan. In 2020 and 2021, Morneau Shepell provided actuarial and consulting services relating to the wind-up of Eldorado's Defined Benefit ("DB") Pension Plan. This wind-up was completed in 2021.

The Compensation Committee considered the data and advice of its advisors as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.

In 2021 and 2020, we paid the following amounts to consultants for services related to advice on compensation for the directors and executive officers.

Executive compensation-related fees	2021 (CDN$)	2020 (CDN$)
Willis Towers Watson	188,370	66,934
Morneau Shepell	54,818	200,817

No fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates.

Compensation Components and 2021 Compensation Decisions

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the key governing principles of Eldorado's compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short and medium term.

Eldorado targets the 50th percentile of our peer group on the compensation elements that are shown below.

Summary of Compensation Components

	Fixed	Variable					Fixed
Components	CASH			EQUITY			OTHER
	Salary	Short-term Incentive Plan		Long-term Incentive Plan			Other
Purpose	Compensates executives for leadership and management skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive value		Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years			Invests in executives' health and well-being and provides an important source of income at retirement and is a retention tool
Detail – Makeup		Corporate Objectives	Individual Objectives	Performance Share Units	Restricted Share Units	Options	DC Pension
Weighting		CEO: 100% NEOs: 70%	0% 30%	50%	25%	25%	▪ 10–15% ▪ Vesting period
Target amount		CEO: 100% of salary NEOs: 80% of salary		CEO: 220% of salary NEOs: 150% of salary			
Outcomes		0–2X target	0–2X target	Performance 0–2X	1X	1X	
Performance Period	1 Year	1 Year		3 Years Cliff vests	3 Years Vests one-third each year	5 Years Vests one-third each year	
Measures	Assessed performance Reference to peer group	30% ESG: Safety, Sustainability, Governance & People 35% Operational Excellence 35% Growth & Strategic Focus	Specifically designed for each executive and aligned with corporate strategy and objectives	Three-year relative TSR vs S&P/TSX Global Gold Index (absolute TSR constraint) Tracks share price performance	Tracks share price performance	Requires share price increase compared with date of grant	

Base Salary

We aim to establish the base salary component as a competitive foundation for our executive compensation program, and we seek to be responsive to changing market conditions.

When determining base salaries, factors such as the executive's experience, responsibility, proven or expected performance, employment market conditions, and competitiveness when compared to similar positions in Eldorado's peer group are considered.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado's peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles, and to attract and retain the best talent.

NEOs	% Change	2021 (CDN$)	2020 (CDN$)
George Burns President & CEO	2.0	1,020,000	1,000,000
Philip Yee EVP & CFO	2.0	520,200	510,000
Joseph Dick (1) EVP & Chief Operating Officer	2.0	520,200	510,000
Jason Cho EVP & Chief Strategy Officer	2.0	520,200	510,000
Timothy Garvin EVP & General Counsel	2.0	438,600	430,000

Note:

(1) Mr. Dick relocated to Amsterdam, effective October 1, 2021. His salary for the period was converted from Canadian dollars to euros using the monthly average exchange rate.

Short-term Incentive Plan

The Short-term Incentive Plan ("STIP") is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team, which are seen as critical to advancing Eldorado's strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be a number of years before these achievements are reflected in the Company's operating and financial results.

Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.

Achievement of annual operational, financial, and strategic goals is an important indicator of the health of the Company and our ability to build long-term shareholder value.

While the STIP is based on a one-year performance period, we set challenging operational, financial, and strategic objectives to build long-term shareholder value. The combination of the STIP program along with the LTIP program, described in the following pages, is intended to motivate our team to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

The STIP award is calculated as follows:

Base Salary ($) × **Target Award Level (%)** × [**Corporate** (Achievement Level × Weighting) + **Personal** (Achievement Level × Weighting)] = **STIP Award ($)**

Target Award Level (%)
- Expressed as a percentage of base salary
- Varies by position level and responsibility
- Aligns with industry practice

Corporate (Achievement Level × Weighting)
- Multiple objectives within the corporate scorecard, each with an assigned weighting
- Achievement level is based on quantitative assessment of performance

Personal (Achievement Level × Weighting)
- Multiple objectives that vary by participant depending on role
- Each objective is assigned a weighting
- Achievement level is based on how well the participant achieves each personal objective

The table below shows the 2021 target award levels and framework for each of the NEOs.

NEOs	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)	Personal objectives weighting (%)
George Burns	100	0–200	100	–
Philip Yee	80	0–160	70	30
Joseph Dick	80	0–160	70	30
Jason Cho	80	0–160	70	30
Timothy Garvin	80	0–160	70	30

2021 Corporate Objectives Results

Eldorado had a strong year of performance. This included building on our ESG and inclusive diversity practices, delivering above budgeted production and advancing key strategic initiatives to support the Company's growth phase. The following section provides an overview of our 2021 corporate scorecard and a summary of achievements. On the following page, details on each goal and our final corporate score for 2021 are provided.

ESG: Safety, Sustainability, Governance and People

30%

Operating safely and sustainably and developing our people is core to Eldorado. We continually look for ways to minimize safety incidents, maintain a strong safety and sustainability culture, and invest in our people.

- **Safety:** In 2021, we focused on health and safety corrective actions across the organization as a leading indicator. Overall LTIFR and TRIFR were at similar levels as 2020. We continue to focus on improving our health and safety year over year.
- **Sustainability:** Further work was done in 2021 to implement our newly created Sustainability Integrated Management System ("SIMS"), which is a global framework that outlines a common set of minimum-performance standards across Eldorado. Our sustainability goals in 2021 also included advancing our Climate Change Strategy and Responsible Gold Mining Principles ("RGMPs") alignment.
- **People:** In 2021, we focused on our Global Inclusion Strategy, including the creation of multi-year roadmaps in all our regions. These roadmaps support our goal of building on our inclusive culture. We also focused on our leadership-development program, which includes 150+ of our global leaders.
- No fatalities and zero major environmental reportable incidents were recorded so the modifications to the actual outcomes were not required.

Operational Execution

35%

Operating profitable mines is critical to Eldorado's ongoing success.

- **Total gold produced:** The Company had a very successful year on gold production. Total gold production was 475,850 oz, which was in the upper range of the increased guidance of 460,000 to 480,000 oz.
- **Total byproduct produced (gold equivalent):** Due in large part to the strategic decision to put our Mavres Petres mine under care and maintenance, we did not meet guidance in gold-equivalent production for the year.
- **All-in sustaining costs ("AISC")** (1)**:** AISC of $1,069 met guidance for the year.
- **Committed capital ratio:** Our committed capital ratio fell just short of our target.
- **Cash operating cost** (1)**:** C1 costs of $626 met guidance for the year.

Growth and Strategic Focus

35%

Growing and optimizing our operations and projects and maintaining our reserves and resources are essential to Eldorado's growth and value creation.

- **Turkey:** Key projects at Kışladağ were delivered on time and on budget, along with progression on other strategic projects within country.
- **Greece:** Transfer agreement was ratified in Q1 2021, while other technical work advanced our operations and projects in Greece.
- **Lamaque:** Decline project from Triangle to Sigma Mill was completed on time and on schedule. The acquisition of QMX furthers our footprint in our success in the Abitibi-Témiscamingue region.
- **Strengthened balance sheet:** The Company completed a new $500 million senior notes offering and amended its Senior Secured Credit Facility, which provide the Company with greater financial flexibility to pursue a broader range of financing alternatives for the development of Skouries and the Kassandra Mines in Greece.
- **Resources:** The Company successfully met our resources targets for 2021.

Note:
(1) These ratios are non-IFRS ratios. See the section "Non-IFRS and Other Financial Measures and Ratios" in this document for explanations and discussion of these non-IFRS ratios.

2021 Corporate Objectives Results

Objective	Threshold	Target	Challenge	Result	Weighting (%)	Score	Achievement level (%)
Safety, Sustainability and Governance							
Reduce LTIFR	0.85	0.765	0.69	0.88	5	0.00	0.0
Reduce TRIFR	5.95	5.355	4.82	5.73	5	0.68	3.4
Establish common leading indicator reporting	60%	70%	80%	82% *Corrective actions performed on time*	5	2.00	10.0
Management system for sustainability	*Progressed implementation of our new SIMS and our Climate Change Strategy, advanced RGMP alignment*				7.5	2.00	15.0
Advance the evolution of corporate culture by developing and implementing a successful leadership program	*Developed and progressed region-specific multi-year roadmaps in support of Valuable Leadership and Global Inclusion Strategy*				7.5	2.00	15.0
Modifier: zero fatalities and zero environmental and regulatory non-compliance modifier (major incidents)	*Achieved, no modifier applied*						
Operational Execution							
Total gold produced (oz)	411,777	457,530	503,283	475,850	12	1.40	16.8
Total byproduct produced (gold equivalent) [(1)]	114,237	126,930	139,623	84,776	3	0.00	0.0
AISC (USD$/oz) [(2)]	$1,244	$1,131	$1,018	$1,069	10	1.00	10.0
Committed capital ratio	0.95	1.00	1.05	0.87			
C1 cost (USD$/oz sold) [(2)]	$698	$635	$572	$626	10	1.14	11.4
Our Future: Growth and Strategic Focus of Eldorado							
Maintain balance sheet strength	*Exceeded target on our balance sheet measures*				5	1.80	9.0
Portfolio optimization – Turkey assets	*Key projects at Kışladağ were delivered on time and on budget, along with progression on other strategic projects within country*				5	1.29	6.5
Transformation of Greece operations	*Transfer agreement was ratified in Q1 2021 and significant progress on technical work advanced our operations and projects in Greece*				15	1.12	16.8
Progress Lamaque growth	*Decline project from Triangle to Sigma Mill was completed on time and on schedule. Closure of acquisition of QMX furthers our footprint in our success in the Abitibi-Témiscamingue region*				5	1.40	7.0
Achieve 2021 target resources	*Exceeded target on addition of measured and indicated and inferred ounces*				5	1.25	6.3
Corporate score							**127.1%**

Notes:

(1) Total byproduct produced (gold equivalent) is based on production forecasts for the year and metal prices of $1,750 Au, $25.00 Ag, $2,400 Zn and $1,950 Pb.

(2) These ratios are non-IFRS ratios. See the section "Non-IFRS and Other Financial Measures and Ratios" in this document for explanations and discussion of these non-IFRS ratios.

2021 STIP Awards

The table below shows the actual STIP awards for the year ended December 31, 2021.

			Corporate performance		Personal performance				
NEOs	**2021 Base salary (CDN$)**	**Target STIP (% of salary)**	**Weight (%)**	**Score**	**Weight (%)**	**Score**	**Achievement level (%)**	**STIP payout (achievement level × target award) (%)**	**2021 STIP award (CDN$)**
George Burns	1,020,000	100	100	1.271	0	n/a	127.1	127.1	1,296,420
Philip Yee	520,200	80	70	1.271	30	1.60	137.0	109.6	570,014
Joseph Dick	520,200	80	70	1.271	30	1.80	143.0	114.4	594,984
Jason Cho	520,200	80	70	1.271	30	1.60	137.0	109.6	570,014
Timothy Garvin	438,600	80	70	1.271	30	1.40	131.0	104.8	459,548
Total payout									**$3,490,980**

Long-term Incentive Plan

Long-term incentives ("LTIs") align the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Eldorado's share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado's share price performance. Previous grants are not directly taken into account, but may be considered when determining the annual PSU, RSU and stock option awards.

The value of LTIs will increase or decrease in tandem with the executive team's achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.

Target LTI Award and Mix

Eldorado's target LTI award value and mix are set to align with industry best practices and good governance.

LTI Mix


25%
50%
25%
Performance share units
Restricted share units
Stock options

Target Award Level

Base salary × 220% (President & CEO)
Base salary × 150% (other NEOs)

Vesting Terms and Conditions

The vesting terms and conditions of each form of LTI are summarized in the following table.

	Performance Share Units ("PSUs")	Restricted Share Units ("RSUs")	Stock options
Determining the number of units granted	PSU grant value divided by closing share price on day prior	RSU grant value divided by closing share price on day prior	Stock option grant value divided by Black-Scholes value
Vesting	Vests on the third anniversary of the grant date if performance-vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years
Equity ownership requirements	Not included	Included	Not included

Performance Share Units

Performance share units ("PSUs") can be granted from the Performance Share Unit ("PSU") Plan or Restricted Share Unit ("RSU") Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado's long-term performance by providing compensation that is conditional on the achievement of pre-determined performance criteria.

PSUs cliff-vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado's three-year relative Total Shareholder Return ("relative TSR") performance over the three-year performance period and the three-year absolute Total Shareholder Return ("absolute TSR") performance. While PSUs can be settled in cash or shares, the Board has determined that all PSUs that have vested have been settled in shares.

The number of PSUs that are earned and redeemed is calculated as follows:

Number of PSUs granted × **Three-year relative TSR multiplier** = **Final number of PSUs**

Relative performance required	Three-year relative TSR multiplier
≤75% of S&P/TSX Global Gold Index	0%
Between 75% and 100% of Index	Linear interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear interpolation
≥150% of Index	200%

Three-year Absolute TSR Constraint

The three-year relative TSR multiplier will be capped at 100% if Eldorado's three-year absolute TSR is negative for the performance period.

Why Relative TSR with an Absolute TSR Constraint?

Relative TSR compares our share price performance to the S&P/TSX Global Gold Index, which includes many of the companies in our peer group; this provides a clear indication of our performance compared to that of our peers over the same time period.

The **absolute TSR** constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

Eldorado's three-year relative TSR performance over the three years ended April 8, 2021, resulted in a 200% PSU performance multiplier. Absolute TSR was 134% over the period.

In 2021, the Board approved the PSU achievement and subsequent redemption of PSUs vested on April 9, 2021. Eldorado's TSR over the three-year performance period ended April 8, 2021, and was 134% compared to the S&P/TSX Global Index TSR of 71% over the same period, resulting in three-year relative TSR performance at 188% of the S&P/TSX Global Index, which resulted in 200% PSU achievement. The Board determined that the PSUs vested in 2021 would be settled in shares.

Based on feedback from shareholders, particularly around adding a return metric to the PSU Plan, in 2018, the Compensation Committee commenced a review of the potential use of a second PSU metric. The Compensation Committee has engaged WTW to advise the Committee on this research. In 2021, with the support of WTW, the Committee modelled and back-tested various return metrics, including the potential use of ROIC. Through this review, the Committee concluded, given the Company's focus on growth, the addition of a return metric is not aligned with the Company's strategy. The Committee is continuing to explore an alternative second metric for addition to the PSU Plan, such as the addition of a sustainability metric.

Restricted Share Units

The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant; in this way, the experience of our executives is linked to that of our shareholders.

RSU awards typically vest in three tranches over three years.

Stock Options

Stock options link the experience of our executives to that of our shareholders, and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on a positive move in the share price.

Stock options vest in three tranches over a three-year period and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.

2021 Long-term Incentives

The table below shows the number of units and value of LTIs awarded to the NEOs for 2021 (granted in early 2022). LTIs form part of the annual compensation package for executives and are granted in the first quarter following year end.

	PSUs		RSUs		Stock options	
NEOs	Number granted	Value (1) (CDN$)	Number granted	Value (2) (CDN$)	Number granted	Value (3) (CDN$)
George Burns	80,603	1,121,994	40,301	560,990	99,468	561,000
Philip Yee	28,588	397,945	14,294	198,972	35,279	198,974
Joseph Dick	30,270	421,358	15,135	210,679	37,354	210,677
Jason Cho	28,588	397,945	14,294	198,972	35,279	198,974
Timothy Garvin	24,104	335,528	12,052	167,764	29,745	167,762

Notes:

(1) The PSUs were granted on March 1, 2022. The number of PSUs granted was determined based on the closing share price per Eldorado common share on the TSX, as at the close of trade on February 28, 2022 (CDN$13.92).

(2) The RSUs were granted on March 1, 2022. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX, as at the close of trade on February 28, 2022 (CDN$13.92).

(3) The stock options were granted on March 1, 2022, at an exercise price of CDN$13.92, the closing share price per Eldorado common share on the TSX on February 28, 2022. The value of stock option grants is based on the Black-Scholes method.

Retirement Benefits

In 2017, Eldorado introduced a Defined Contribution Supplemental Executive Retirement Plan ("DC SERP") for the President & CEO and other designated executive officers in Canada to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP.

On December 13, 2019, the Company resolved to wind up the Defined Benefit Pension Plan ("DB SERP"), effective December 31, 2019. There are no active participants in the DB SERP.

Joseph Dick does not participate in any of Eldorado's pension plans.

Defined Contribution SERP

The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the *Income Tax Act (Canada)* ("Tax Act") on annual registered retirement savings plan ("RRSP") contributions. For the purpose of the Tax Act, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target STI award, depending on the executive, less contributions to a Registered Retirement Savings Plan ("RRSP"). Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination, with or without cause, subject to the executive meeting a required vesting period of up to five years of service.

The DC SERP is funded on an annual basis, and the funds are invested at the discretion of the participant. The investment risks and rewards are assumed by each participant and not by the Company.

During the year ended December 31, 2021, a total of CDN$572,220 was accumulated in contributions on behalf of Mr. Burns, Mr. Yee, Mr. Cho and Mr. Garvin. Accumulated pension benefits under the DC SERP (up to and including 2021) and annual RRSP contributions are as follows:

NEOs	Accumulated value at start of year (CDN$)	Compensatory change (1) (2) (CDN$)	Accumulated value at end of year (CDN$)
George Burns	1,175,000	306,000	1,481,000
Philip Yee	206,175	93,636	299,811
Jason Cho	276,891	93,636	370,527
Timothy Garvin	198,678	78,948	277,626

Notes:

(1) SERP benefits are fully vested following a vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.

(2) This amount excludes the annual return value.

Defined Benefit Pension Program (Closed)

On December 13, 2019, the Company resolved to wind up the Eldorado Gold Corporation Pension Plan for Designated Employees ("Designated Plan") and the DB SERP effective December 31, 2019. Annuities were purchased in satisfaction of all outstanding Designated Plan obligations in 2020, and other than a small number of outstanding administrative steps that were completed in 2021 to receive the final outstanding refunds in respect of the DB SERP from the Canada Revenue Agency ("CRA"), the wind-up of the Designated Plan and the DB SERP has been completed.

Perquisites and Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

None of the NEOs received perquisites which, in the aggregate, were worth more than CDN$50,000, or 10%, of the respective executive officer's salary. Mr. Burns, Mr. Yee, Mr. Cho and Mr. Garvin received benefits in the form of parking and an annual health assessment. Mr. Burns also received a club membership. Mr. Dick received a monthly housing allowance in lieu of a pension plan.

In 2019, the Company launched an Employee Share Purchase Plan ("ESPP") in Canada to encourage all full-time employees, including executives, to purchase common shares of the Company. Shares are purchased through the open market and are not issued through treasury. Eligible employees may contribute up to 10% of their base annual salary through payroll deductions. The Company makes a matching contribution equal to 50% of the participant's contributions up to an annual maximum of $10,000. Participation in the ESPP is voluntary.

The ESPP was also rolled out to our regional corporate office in the Netherlands in 2020.

Compensation Tables and Disclosures

Shareholder Return

The graph below shows the change in value of $100 invested in our common shares between December 31, 2016 and December 31, 2021, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

Five-year Performance (2017–2021)


$
180
160
140
120
100
80
60
40
20
0
Dec. 31, 2016
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Dec. 31, 2021
Eldorado Gold Corp.
S&P/TSX Global Gold Index
S&P/TSX Composite Index

Source: Bloomberg

2021 Performance


$
140
120
100
80
60
40
20
0
Dec. 31, 2020
March 31, 2021
June 30, 2021
Sept. 30, 2021
Dec. 31, 2021
Eldorado Gold Corp.
S&P/TSX Global Gold Index
S&P/TSX Composite Index

As at December 31 (CDN$ millions)	2016	2017	2018	2019	2020	2021
Eldorado Gold Corp.	100	42	19	49	79	55
S&P/TSX Global Gold Index	100	101	98	138	169	160
S&P/TSX Composite Index	100	109	99	122	129	161

Cumulative Total Shareholder Return (%)	2017	2018	2019	2020	Five-year (2021)	Five-year CAGR (1)
Eldorado Gold Corp.	-57.66	-81.39	-51.47	-21.50	-44.81	-11.21
S&P/TSX Global Gold Index	1.35	-2.14	38.28	68.83	59.84	9.83
S&P/TSX Composite Index	9.08	-0.61	22.14	28.99	61.43	10.05

Note:
(1) Compound annual growth rate ("CAGR").

A significant portion of the Company's executive compensation is in the form of equity, with the value ultimately realized tied directly to our share price performance, and therefore, provides alignment with the shareholder experience.

Summary Compensation Table

The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2019, 2020 and 2021.

Principal name and position	Year	Salary (1) (CDN$)	Share-based awards (2) (CDN$)	Option-based awards (3) (CDN$)	Non-equity incentive plan compensation (4) (CDN$)	Pension value (5) (CDN$)	Other compensation (CDN$)	Total compensation (CDN$)
George Burns President & CEO	2021	1,020,000	1,682,984	561,000	1,296,420	306,000	–	4,866,404
	2020	1,000,000	1,682,989	561,000	1,500,000	300,000	–	5,043,989
	2019	1,000,000	1,649,994	549,997	1,040,000	300,000	–	4,539,991
Philip Yee EVP & CFO	2021	520,200	596,917	198,974	570,014	93,636	–	1,979,741
	2020	510,000	585,202	195,071	656,880	91,800	–	2,038,953
	2019	500,000	573,746	191,248	478,200	90,000	–	1,833,194
Joseph Dick EVP & Chief Operating Officer	2021	520,200	632,038	210,677	594,984	–	–	1,957,899
	2020	510,000	585,202	195,071	622,200	–	–	1,912,473
	2019	41,667	573,746	841,248	34,267	–	–	1,490,928 (6)
Jason Cho EVP & Chief Strategy Officer	2021	520,200	596,917	198,974	570,014	93,636	–	1,979,741
	2020	510,000	585,202	195,071	632,400	91,800	–	2,014,473
	2019	489,792	573,746	191,248	495,865	88,162	–	1,838,813
Timothy Garvin EVP & General Counsel	2021	438,600	503,292	167,762	459,548	78,948	–	1,648,150
	2020	430,000	493,399	164,474	533,888	77,400	–	1,699,161
	2019	365,000	483,747	161,249	361,496	65,700	–	1,437,192

Notes:

(1) Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are reported in Canadian dollars. Mr. Dick relocated to Amsterdam, effective October 1, 2021. His salary for the period was paid in euros by converting from Canadian dollars to euros using the monthly average exchange rate. All other salaries are paid in Canadian dollars.

(2) Share-based awards are granted in the first quarter following the year of service (i.e. share-based awards granted in the first quarter of 2022 are considered 2021 compensation). For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date in accordance with the RSU and PSU plans. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.

(3) Option-based awards are granted in the first quarter following the year of service (i.e. option-based awards granted in the first or second quarter of 2022 are considered 2021 compensation). For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black-Scholes method. We used the following assumptions in 2020, 2021 and 2022.

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2020	–	62.75–63.65	0.89–0.95	1.96–3.96	12.90
2021	–	64.54–68.00	0.25–0.63	1.92–3.92	13.23
2022	–	59.60–61.33	1.37–1.59	1.96–3.96	13.92

(4) STIP is determined and paid out in Q1 of the following year for prior year performance. See page 72 for a description of the STIP.

(5) Pension value: see page 78 for information about the retirement benefit.

(6) Includes replacement compensation awarded in December 2019 (CDN$650,000 in stock options).

Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The table below shows the total number of stock options, RSUs and PSUs granted to the NEOs and their value, if any, as at December 31, 2021.

NEOs	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money number of stock options [1] (CDN$)	Number of unvested RSUs	Value of unvested RSUs [2] (CDN$)	Value of vested RSUs [2] (CDN$)	Number of unvested PSUs	Value of unvested PSUs [3] (CDN$)
George Burns	01-Feb-17	84,269	23.00	01-Feb-22	–					
	02-May-17	64,864	23.40	02-May-22	–					
	09-Apr-18	140,000	6.20	09-Apr-23	792,400					
	24-Feb-19	189,075	5.68	24-Feb-24	1,168,484					
	05-Mar-20	102,230	12.90	05-Mar-25	–					
	02-Mar-21	100,000	13.23	02-Mar-26	–					
				Total	**1,960,884**	**97,235**	**1,153,207**	**-**	**328,528**	**3,896,342**
Philip Yee	24-Feb-19	504,201	5.68	24-Feb-24	3,115,962					
	24-Feb-19	68,277	5.68	24-Feb-24	421,952					
	05-Mar-20	35,548	12.90	05-Mar-25	–					
	02-Mar-21	34,772	13.23	02-Mar-26	–					
				Total	**3,537,914**	**69,375**	**822,788**	**1,120,011**	**221,991**	**2,632,813**
Joseph Dick	02-Dec-19	152,941	10.40	02-Dec-24	223,294					
	05-Mar-20	35,548	12.90	05-Mar-25	–					
	02-Mar-21	34,772	13.23	02-Mar-26	–					
				Total	**223,294**	**24,628**	**292,088**	**-**	**59,140**	**701,400**
Jason Cho	27-Jan-17	38,384	22.00	27-Jan-22	–					
	24-Feb-19	21,166	5.68	24-Feb-24	130,806					
	05-Mar-20	35,548	12.90	05-Mar-25	–					
	02-Mar-21	34,772	13.23	02-Mar-26	–					
				Total	**130,806**	**33,496**	**397,263**	**-**	**112,353**	**1,332,507**
Timothy Garvin	24-Feb-19	13,419	5.68	24-Feb-24	82,929					
	05-Mar-20	29,972	12.90	05-Mar-25	–					
	02-Mar-21	29,318	13.23	02-Mar-26	–					
				Total	**82,929**	**26,387**	**312,950**	**-**	**83,599**	**991,484**

Notes:

(1) The value of the options is based on the difference between a market value of CDN$11.86 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2021) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is based on a market value of CDN$11.86 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2021). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.

(3) The vesting and payout value of each of the PSUs is dependent on achievement of pre-determined performance criteria at the end of the three-year performance period of such PSUs. Unvested PSUs may be redeemed on the redemption date, equal to between 0% and 200% of the number of PSUs depending on the achievement of the performance criteria. See page 77 for further information about the PSU performance criteria. Value of unvested PSUs are presented at target, based on a market value of CDN$11.86 per share.

Incentive Plan Awards (Value Vested or Earned During the Year)

The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2021.

NEOs	Option-based awards: value vested during the year [1] (CDN$)	Share-based awards: value vested during the year [2] [3] (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
George Burns	855,477	4,222,657	1,296,420
Philip Yee [4]	1,606,037	667,480	570,014
Joseph Dick	193,724	71,002	594,984
Jason Cho	310,720	1,650,548	570,014
Timothy Garvin	203,455	1,124,730	459,548

Notes:

(1) The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

(3) PSUs vested in 2021 exceeded the threshold performance level and paid out at 200%. For more information, see "Performance Share Units" on page 77.

(4) Mr. Yee's option-based awards vested in 2021 include vesting from his sign-on grant.

Employment Agreements, Termination and Change of Control

We have employment agreements with our NEOs because of their critical role in the Company and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs and within industry standards for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.

Each employment agreement includes termination provisions outlining the severance payable when the executive's employment is terminated by the Company without cause or by the executive for good reason following a change of control.

> The maximum severance payable is **2 × base salary and STIP** paid in the last 12 months.
>
> Severance is payable only if the executive's employment is terminated by the Company without cause or by the executive for "good reason" following a change of control.

A change of control occurs if:

(a) There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b) Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:

- We are the surviving corporation formed from the transaction; and
- Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(c) The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d) At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the NEOs can terminate his or her employment for "good reason" by giving 90 days written notice within the 12-month period following a change of control and receive his or her severance package. Good reason has occurred if:

(a) The Company changes the executive's duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);

(b) There is any reduction by the Company of the executive's total aggregate value of compensation and/or benefits or any change in the basis upon which the executive's total compensation and benefits are determined if that change is or will be adverse to the executive;

(c) There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive's participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;

(d) There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;

(e) The Company relocates the executive's principal office to any place more than 50 km from the location at which he or she performed his or her duties for the Company;

(f) There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company's corporate objectives; or

(g) There is any other significant (but not necessarily fundamental) change to the executive's terms and conditions of employment.

Termination without Cause or for Good Reason Following a Change of Control

The table below shows the amounts that would be paid to each of our NEOs if the Company were to terminate each executive's employment without cause (including following a change of control), or an executive terminated their employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2021.

Termination by the Company without cause	George Burns (CDN$)	Philip Yee (CDN$)	Joseph Dick (CDN$)	Jason Cho (CDN$)	Timothy Garvin (CDN$)
2 × base salary (paid in previous 12 months)	2,040,000	1,040,400	1,040,400	1,040,400	877,200
2 × STIP award (paid in previous 12 months)	2,592,840	1,140,028	1,189,968	1,140,028	919,096
Benefits	7,102	7,102	21,696	7,510	7,102
Total	**4,639,942**	**2,187,530**	**2,252,064**	**2,187,938**	**1,803,398**
Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation)					
Unvested stock options [1]	389,495	1,179,305	74,432	130,806	82,929
Unvested RSUs [2]	1,153,207	822,788	292,088	397,263	312,950
Unvested PSUs [3]	3,896,342	2,632,813	701,400	1,332,507	991,484
Total	**5,439,044**	**4,634,906**	**1,067,920**	**1,860,576**	**1,387,363**
Combined total	**10,078,986**	**6,822,436**	**3,319,984**	**4,048,514**	**3,190,761**

Notes:

(1) The value of the options is based on the difference between a market value of CDN$11.86 per share (i.e. the closing price per Eldorado common share on the TSX, as of December 31, 2021) and the exercise price.

(2) The value of the RSUs is based on a market value of CDN$11.86 per share (i.e. the closing price per Eldorado common share on the TSX, as of December 31, 2021).

(3) The value of the PSUs is contingent on the achievement of pre-determined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. PSU value is based on a market value of CDN$11.86 per share (i.e. the closing price per Eldorado common share on the TSX, as of December 31, 2021) at target since payout upon a change of control is at the full discretion of the Board.

The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up payments.

The table below outlines the treatment of each compensation component following termination of employment of a NEO.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control
Base salary	Earned portion only			2 × base salary paid in previous 12 months	
STIP	A prorated portion may be paid, at the discretion of the Board		No STIP is paid for the current year	2 × STIP award paid in previous 12 months	
Stock options (for executive officers appointed by the Board)	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier
RSUs	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise		All RSUs are forfeited, unless the Board in its sole discretion determines otherwise	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, except as otherwise determined by the Board	Unvested RSUs are deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise	On retirement, participants are entitled to be paid after the expiry of the performance period a prorated portion of PSUs based on the amount of time the participant was employed during the performance period **According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period** On death or disability, participants are treated the same as for termination following change of control	All PSUs are forfeited, unless the Board in its sole discretion determines otherwise	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise	The performance period will be deemed to have ended as at the date of termination **According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period, and may be higher or lower than the number of PSUs initially granted**

Director Compensation

Director Compensation Philosophy

Our director compensation program is designed to:

- Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation
- Reflect the complexities, risks, skill sets and value associated with independent directors of the Board
- Be fair and equitable, reflecting the time and effort required by each director
- Align the interests of our Board and shareholders by committing directors to equity ownership requirements

Effective January 1, 2022, the Board increased director ownership requirements to five times the annual cash retainer.

Directors who are executives of Eldorado do not receive additional compensation for acting as a director.

Evaluation of the Program

The Compensation Committee reviews director compensation annually, considers feedback from shareholders, and makes recommendations to the Board based on Eldorado's Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity, and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks, and successfully oversee Eldorado's strategic direction.

Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 69 for details on the compensation consultants, including fees paid.

Compensation Components

Director compensation includes:

- Annual retainer and additional retainers for the Chair of each Board committee
- Equity-based compensation
- Reimbursement of travel and other expenses incurred in travelling to attend Board and committee meetings, stakeholder meetings and site visits, where applicable

The table on the following page details the flat-fee structure for Eldorado's independent directors. In 2021, the Board engaged the independent compensation consultant WTW to conduct a director compensation review and benchmarking to ensure overall compensation is consistent with peer group practices and aligned to market. Through this review the Board concluded that Board Chair compensation was positioned below the 25th percentile, and independent director compensation was positioned below median compared to the compensation peer group. All elements of director compensation and equity ownership requirements were evaluated relative to market. The Board determined that an increase to equity retainers and equity ownership requirements were warranted. No changes to other elements of director compensation were made. Based on the review and recommendations made by WTW, the Board approved the following changes, resulting in an overall increase of ~5% to director compensation effective January 1, 2022:

- **Board Chair compensation:** An overall increase of 5.3% was achieved through a 15% increase to the equity retainer, resulting in a $115,000 equity retainer and total compensation of $300,000. No change was made to the annual cash retainer. This increase positions Eldorado's Board Chair compensation closer to the 25th percentile of the compensation peer group. The Board will continue to monitor the market competitiveness of Board Chair compensation, and will adjust where needed to ensure compensation remains market competitive.
- **Other independent director compensation:** An overall increase of 5.0% was achieved through a 10% increase to the equity retainer, resulting in a $110,000 equity retainer and total compensation of $210,000, excluding committee Chair retainers. No changes were made to the annual cash retainer or committee Chair retainers. This increase positions Eldorado's director compensation at market median of the compensation peer group.
- Increased director equity ownership requirements to five times the annual cash retainer in the Company's common shares or DUs, within five years of the implementation of the updated policy or within five years of joining the Board of Directors, if the director is appointed after January 1, 2022.

In addition, the Board reviewed measurement methodology within the director share equity holding requirements policy. Given the cyclical nature of the mining business, peer practice, and in order to attract a diverse Board, the Board has maintained the current methodology where equity holdings are valued at the higher of the value at issue date or fair market value at December 31 of the current year.

The Board will continue to monitor the market competitiveness of director compensation, and will adjust where needed to ensure it remains market competitive.

Fees and Retainers

Director compensation (CDN$)	2021	2020	2019
Annual retainers			
Member of the Board of Directors	100,000	100,000	100,000
Chair of the Board	185,000	185,000	185,000
Annual committee Chair retainers			
Audit Committee Chair	35,000	35,000	35,000
Compensation Committee Chair	20,000	20,000	20,000
Corporate Governance and Nominating Committee Chair	20,000	20,000	10,000
Sustainability Committee Chair	20,000	20,000	10,000
Technical Committee Chair	20,000	20,000	n/a
Equity retainer	100,000	100,000	100,000

We pay annual retainers to directors on a quarterly basis.

Equity-based Compensation

In 2018, Eldorado ceased granting stock options to directors. Prior to 2018, equity-based compensation was awarded to Eldorado's directors on an annual basis in the form of deferred units ("DUs") and stock options. DUs represent notional Eldorado common shares based on the value of our common shares.

Pursuant to the Director Compensation Policy, in 2021, each director received DUs, with an aggregate value of CDN$100,000. In addition, directors may elect to receive DUs in lieu of their cash compensation.

Travel and Other Fees

Directors do not receive a per-day travel allowance but are reimbursed for out-of-pocket expenses, travel, hotel and incidentals related to fulfilling their duties.

Equity Ownership Requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.

In support of this belief, starting in 2018, the equity ownership requirement was increased to three times their annual cash retainer within five years. In early 2022, the Board reviewed equity ownership requirements, and effective January 1, 2022, the Board increased director ownership requirements to five times their annual cash retainer. We include common shares and DUs in the equity ownership calculation. DUs are included as they may not be redeemed until the director is no longer a member of Eldorado's Board, thus aligning the directors' experience with that of the Company's shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value, at December 31 of the current year.

In 2021, Eldorado's independent directors were required to hold three times their annual cash retainer in Eldorado equity.

Effective January 1, 2022, the Board increased director ownership requirements to five times the annual cash retainer.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the Corporate Governance and Nominating Committee. The most recent review indicates that all directors who have been members of the Board for five or more years have met their share ownership requirements.

For information about the directors' share ownership, see "Director Equity Ownership" on page 91.

2021 Director Compensation

The table below shows the breakdown of total compensation earned by each director in 2021.

As President & CEO, Mr. Burns does not receive compensation as a director. See the "Summary Compensation Table" on page 81 for information on Mr. Burns' 2021 compensation.

Director	Fees earned (1) (CDN$)	DUs taken in lieu of fees (1) (CDN$)	Share-based awards (2) (CDN$)	Total (CDN$)
George Albino	100,000	–	100,000	200,000
Teresa Conway (3)	120,000	–	100,000	220,000
Catharine Farrow (3)	120,000	–	100,000	220,000
Pamela Gibson (3)	120,000	–	100,000	220,000
Judith Mosely (3)	120,000	–	100,000	220,000
Steven Reid	115,625	69,375	100,000	285,000
John Webster (3)	135,000	–	100,000	235,000
Total	**830,625**	**69,375**	**700,000**	**1,600,000**

Notes:

(1) Directors may elect to receive all or a portion of their earned annual retainers as DUs, in lieu of cash.

(2) Share-based awards is the amount that directors received in DUs in 2021. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash and from and after February 20, 2014, earn dividend equivalents (as applicable).

(3) The following directors served as committee Chairs in 2021:

- Mr. Webster – Chair of the Audit Committee
- Ms. Conway – Chair of the Compensation Committee
- Ms. Gibson – Chair of the Corporate Governance and Nominating Committee
- Ms. Mosely – Chair of the Sustainability Committee
- Ms. Farrow – Chair of the Technical Committee

Outstanding Option-based Awards and Share-based Awards

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2021.

	Option-based awards					Share-based awards		
Director	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options (1) (CDN$)	Number of unredeemed DUs (2)	Value of unredeemed DUs (2)(3) (CDN$)	Value of redeemed DUs (CDN$)
George Albino	27-Jan-17	8,235	22.00	27-Jan-22	–	72,728	862,554	–
Teresa Conway	–	–	–	–	–	35,367	419,453	–
Catharine Farrow	–	–	–	–	–	7,558	89,638	–
Pamela Gibson	–	–	–	–	–	58,249	690,833	–
Judith Mosely	–	–	–	–	–	7,558	89,638	–
Steven Reid	–	–	–	–	–	98,085	1,163,288	–
John Webster	27-Jan-17	9,264	22.00	27-Jan-22	–	71,687	850,208	–

Notes:

(1) The value of the stock options is based on the difference between a market value of CDN$11.86 per share (i.e. the closing price per Eldorado common share on the TSX, as of December 31, 2021) and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

(2) Directors can elect to receive DUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of a cash retainer during their term as director:

Director	DUs elected in lieu of cash ($)	DUs elected in lieu of cash (%)
George Albino	201,588	29
Teresa Conway	28,749	7
Catharine Farrow	–	–
Pamela Gibson	74,920	5
Judith Mosely	–	–
Steve Reid	426,683	33
John Webster	112,282	19

(3) The value of the DUs is based on a market value of CDN$11.86 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2021). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.

Equity-based Awards (Value Vested or Earned during Year)

The table below shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2021.

Director	Option-based awards: value vested during the year [1] (CDN$)	Share-based awards: value vested during the year [2] (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
George Albino	–	–	–
Teresa Conway	–	–	–
Catharine Farrow	–	–	–
Pamela Gibson	–	–	–
John Webster	–	–	–
Geoffrey Handley	–	–	–
Michael Price	–	–	–

Notes:

(1) The value of the options is based on the difference in the market price on the vesting date less the option exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The right to request the redemption of DUs does not occur until the director is no longer a member of the Board, and accordingly, the DUs are not vested until the director is no longer a member of the Board. When a director is no longer a member of the Board, all DUs granted to such director are redeemed. See page 89 for the value of DUs granted in the 2021 financial year.

Director Equity Ownership

The independent directors and the Chair of the Board are required to hold three times their annual retainer within five years of their appointment.

The following table sets out the number and value of all securities held by the independent directors as at December 31, 2021.

Director	Equity ownership requirement (CDN$)	Number of share-based awards (DUs)	Number of common shares	Total number	Total market value (DUs and common shares [1] (CDN$)	Total cost basis (DUs and common shares (CDN$)	Multiple of annual retainer	Meets requirement or date required to meet
George Albino	300,000	72,728	35,000	107,728	1,277,654	866,847	12.78	✔
Teresa Conway	300,000	35,367	8,000	43,367	514,333	384,505	5.14	✔
Catharine Farrow	300,000	7,558	–	7,558	89,638	99,992	1.00	Apr. 30, 2025
Pamela Gibson	300,000	58,249	–	58,249	690,833	599,111	6.91	✔
Judith Mosely	300,000	7,558	–	7,558	89,638	99,992	1.00	Sept. 1, 2025
Steven Reid	555,000	98,085	10,000	108,085	1,281,888	1,272,119	6.93	✔
John Webster	300,000	71,687	2,400	74,087	878,672	738,157	8.79	✔

Note:

(1) Based on the closing price at December 31, 2021 (CDN$11.86).

Other Information

Equity Compensation Plan Information

The table below shows the breakdown in the total options that have been granted and are outstanding under the Incentive Stock Option Plan and PSUs that have been granted and are outstanding as of December 31, 2021.

	Number of granted and outstanding	Number of common shares reserved under options and PSUs (1)	Granted and outstanding as a % of total issued and outstanding common shares
Options under the Incentive Stock Option Plan	4,250,738	8,678,146	2.33
PSUs under the PSU Plan	278,020	2,611,990	0.15
Total	**4,528,758**	**11,290,136**	**2.48**

- **Incentive Stock Option Plan:** from and after June 21, 2018, limited to no more than 9,519,589 shares of Eldorado common shares.
- **PSU Plan:** limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).

  The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 556,040; this number represents 0.30% of the issued and outstanding common shares.

As of December 31, 2021, 4,250,738 options to purchase the same number of common shares (representing 2.33% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plan.

As of December 31, 2021, 278,020 options to purchase the same number of common shares (representing 0.15% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the PSU plan. As of December 31, 2021, 4,427,408 options for the Incentive Stock Option Plan remain available for grant (representing 2.4% of the issued and outstanding common shares) and 2,333,970 PSUs remain available for grant under the PSU Plan (representing 1.3% of the issued and outstanding common shares), assuming 100% of the PSUs granted, as listed in the above table, will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower depending on the performance targets actually achieved and the choice of the method of settling redemption payments.

As of December 31, 2021, 514,010 common shares have been issued in respect of PSUs.

Annual Burn Rate

Eldorado's annual burn rate for the last three fiscal years under the Incentive Stock Option Plan and the PSU Plan is calculated as follows:

	2021	2020	2019
Share Options granted under the Stock Option Plan	1,091,891	1,156,744	2,387,256
Underlying common shares granted to satisfy PSUs granted under the PSU Plan (1)	13,937	–	264,083
Weighted average shares outstanding	180,296,588	171,047,000	158,856,000
Burn rate – Incentive Stock Option Plan	0.61%	0.68%	1.50%
Burn rate – PSU Plan	0.01%	–	0.17%

Note:

(1) PSUs are subject to performance criteria and can be redeemed at 0–200% of the number of PSUs originally granted. The PSU performance multiplier has not been factored into the above burn rate calculation.

Stock Options

We have an Incentive Stock Option Plan that was approved by shareholders at our 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Company had two incentive stock options plans ("Previous Option Plans"): an Amended and Restated Incentive Stock Option Plan for employees, consultants and advisors dated May 1, 2014 ("Employee Plan") and an Amended and Restated Incentive Stock Option Plan for officers and directors dated May 1, 2014 ("Officers and Directors Plan"). At the 2018 Annual Meeting, the shareholders approved combining the Previous Option Plans to form the current Amended and Restated Officer, Employee and Consultant Plan. Amendments to the current plan were also made to provide that non-employee directors are no longer eligible to receive option awards, and to reflect industry standards and changes to laws.

Granting and Vesting

Options under the plan may be granted to full- or part-time employees, including any officer of the Company, or consultants of the Company, or a related entity of the Company. No options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves option grants to officers of the Company, while the Compensation Committee approves employee option grants. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms, the maximum option period provided for under the plans, but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of options may be accelerated.

Options granted generally vest in three tranches over three years. Options vest upon termination of employment or engagement by:

- Eldorado or a related entity of Eldorado, for any reason other than for cause (as defined in the Officers and Directors Plan) or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; or
- The optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

Exercising Options

The Board determines an option's exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e. the closing price of our common shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or Transferring Options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

Special Situations

If the option holder is no longer eligible to participate in the plan, executive officers have 365 days to exercise any vested options and employees have 30 days, provided that no options shall be exercisable beyond the original expiry date of the option, except in the following situations:

- On death, his or her estate has 365 days to exercise the vested options
- On termination for cause, all options terminate immediately

The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment or engagement provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares Reserved for Issue

From and as of June 21, 2018, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Incentive Stock Option Plan shall not exceed 9,519,589 common shares.

The plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e. 0.5%) of common shares outstanding on the grant date. Common shares that were reserved for options that expire are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plan.

Restrictions for Insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plan or any other security-based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plan or any other security-based compensation arrangement.

Grants to Non-Executive Directors under the Officers and Directors Plan

Beginning in 2018, stock options were no longer granted to directors. Under our previous Director Compensation Policy, the Board could grant up to 100,000 options vested over two years to a non-executive director when they are first elected or appointed to our Board, and had the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of CDN$100,000 per year at the discretion of the Board. (See "2021 Director Compensation" on page 89.)

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable on the exercise of any outstanding options and relevant option price will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body:

- Option holders are entitled to receive other securities, property or cash (in lieu of common shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for common shares immediately prior thereto and the option price adjusted as deemed necessary or equitable by the Board

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation, or other corporate arrangement or reorganization:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised

Making Changes to the Plan

Except as described below, shareholders must approve all changes to the plan, including changes that involve:

Changing the number of common shares that can be reserved for issue under the plan, including:

- Increasing the fixed maximum or fixed maximum percentage
- Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

We do not need shareholder approval to make changes such as:

- Changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date
- Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve
- Making housekeeping changes, like correcting errors or clarifying ambiguities
- Updating the plan to reflect changes in the governing laws, including any TSX compliance requirements

Under the NYSE rules, shareholders generally must approve material changes to compensation plans which may include, among others:

- A material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)
- A material expansion of the types of awards available under the plan
- A material change in the method of determining the exercise price of options under the plan
- A material extension of the duration of the plan
- A material expansion of the class of participants eligible to participate in the plan
- A repricing of the exercise price of options

The Board may amend, modify or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the option holder's consent is required unless the action would not be material and adverse to the option holder or if the change is specifically permitted under the plan. The Board may not extend the exercise period or lower the exercise price on any outstanding option, unless it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested shareholders, according to the terms of the plans and the TSX, and other regulatory requirements.

Other Terms and Conditions

- The plan contains requirements for the granting of qualified incentive stock options under the United States tax code
- The Board can suspend or terminate the plan at any time, and impose other terms and conditions on any options granted under the plan
- The Board can change or terminate the plan and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares

You can request a copy of the Incentive Stock Option Plan, approved by shareholders on June 21, 2018, by contacting our Corporate Secretary or on the SEDAR website (www.sedar.com).

Performance Share Units

The shareholders approved a PSU Plan effective May 1, 2014, and an amended and restated PSU Plan effective June 10, 2021.

Granting

Under the PSU Plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan. See "Performance Share Units" on page 77 for a discussion of the current performance criteria that may result in there being a higher or lower number of PSUs than the number granted by the Board as of the grant date.

In addition, under the PSU Plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant's PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e. had the PSUs held in the participant's PSU account been common shares as of the record date) by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado that may be issued under the PSU Plan is 3,126,000, subject to adjustment.

Under the PSU Plan, common shares reserved from the treasury, in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption), will be available for subsequent grants of PSUs under the PSU Plan.

Restrictions for Insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU Plan or any other security-based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangements.

Vesting

Under the PSU Plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1, coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See "Performance Share Units" on page 77 for a discussion of the current performance vesting targets.

Redemption

Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant's employment has not been terminated.

PSUs may not be redeemed unless the applicable terms of vesting have been met as determined by the Board in its sole discretion.

Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share (generally on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the last closing price prior to the redemption.

Additional specific requirements apply to U.S. participants, as set out in the Plan.

PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

Assigning or Transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period, except as set out below and unless the Board determines otherwise, all outstanding PSUs, whether vested or not, shall be forfeited and cancelled, if:

- We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU Plan); or
- We make a material adverse change to the executive's salary, duties or responsibilities and location of employment within 12 months of a change of control, and the participant gives notice of termination within 30 days of the material adverse change; or
- Employment is terminated as a result of disability or the participant's death,

then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participant's employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

See "Performance Share Units" on page 77 for a discussion of the current performance vesting targets.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

Under the PSU Plan, unless the Board determines otherwise, if we amalgamate, consolidate or merge with or into another corporate body:

- Any common shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
- For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

Making Changes to the PSU Plan

Under the PSU Plan, except as described below or permitted by the TSX, shareholders must approve all changes to the PSU Plan, including changes that involve:

The number of common shares that can be reserved for issue under the Plan, including:

- Increasing the fixed maximum or fixed maximum percentage
- Changing from a fixed maximum number to a fixed maximum percentage
- Changing from a fixed maximum percentage to a fixed maximum number

Under the PSU Plan, we will not need shareholder approval to make certain changes, such as:

- Changing the termination provisions of the PSUs or the PSU Plan, as long as it does not extend beyond the original expiry date
- Making housekeeping changes, like correcting errors or clarifying ambiguities
- Updating the plans to reflect changes in the governing laws, including any TSX compliance requirements

Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU Plan, the Plan may be suspended or terminated at any time by the Board. The termination of the Plan may not affect any PSUs granted under the Plan prior to the termination.

Restricted Share Units

The Board adopted an RSU Plan effective March 16, 2011, and amended and restated the RSU Plan as of October 25, 2012, February 21, 2013, February 20, 2014, March 22, 2018, and July 26, 2018, to incorporate a number of changes including a housekeeping change to the definition of "change of control"; changes to permit the inclusion of performance vesting targets in addition to time vesting; adding provisions relating to U.S. participants; addressing tax-related matters; providing drafting consistency among other various equity plans; and increasing the reserve under the Plan as well as making other drafting changes.

NEOs receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs, as a means of building their shareholding in the Company.

Granting

Under the RSU Plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), that is credited to the RSU account of a participant under the RSU Plan.

RSUs can be granted subject to vesting on time or achievement of performance targets.

Restrictions

The maximum number of our common shares that may be delivered under the RSU Plan has been 5,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Computershare Investor Services has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan, and to manage other administration matters. See "Normal Course Issuer Bid" on page 100.

Vesting

Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets; such targets would be the same as those under our PSU Plan. Grants of RSUs are also subject to a restricted period – that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs, if the holder does not elect early redemption. The restricted period must not exceed the period commencing January 1, coincident with or immediately preceding the grant, and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU Plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date, provided that if the common shares are suspended for trading or have not traded for an extended period of time, the market value will be the fair market value as determined by the Board. Unless previously distributed to the holder, upon redemption of any vested RSUs, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, while specifying the redemption date; this date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading blackout period. If an RSU is to be redeemed during a blackout period, then, notwithstanding any other provision of the Plan, the RSU shall be redeemed immediately after the blackout period is lifted.

Assigning or Transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant's estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

- Terminate employment for any reason other than cause within 12 months of a change of control; or
- Make a material adverse change to the executive's salary, duties or responsibilities, and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change

Any RSUs that have not vested are relinquished and cancelled when the executive's employment is terminated, unless the Board determines otherwise. The Board can accelerate the vesting period or waive the vesting or other terms.

If a holder's employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments, unless the Board determines otherwise.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body, unless the Board determines otherwise:

- Any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto
- Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

Making Changes to the RSU Plan or RSUs

The Board can amend, suspend or terminate the RSU Plan at any time. Termination will not affect any outstanding RSUs.

The Board can amend, modify or terminate any outstanding RSUs, provided however the holder's consent is required, unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU Plan.

Normal Course Issuer Bid

In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of a normal course issuer bid ("NCIB"). These purchases have been made by Computershare Trust in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.

Under the RSU Plan, neither common shares nor any distributions are permitted to be transferred to the Company or a related entity. Acquisitions of common shares under the NCIB over the last seven years are set out in the table below. On December 24, 2001, Eldorado announced that the TSX had accepted for filing Eldorado's Notice in respect of a NCIB to be transacted through the facilities of the TSX and/or through alternative trading systems, including the New York Stock Exchange. Pursuant to such NCIB, Eldorado could purchase up to 1,421,373 of its common shares representing approximately 0.8% of the total 182,659,032 common shares of the Eldorado issued and outstanding as at December 17, 2021. Purchases may be made at prevailing market prices commencing December 30, 2021 (other than for purchases through the NYSE, which commenced January 29, 2022) and ending December 29, 2022. Pursuant to TSX policies, daily purchases will not exceed 109,140 common shares, other than block purchase exceptions. Eldorado engaged National Bank Financial Inc. as its broker under the automatic share purchase plan to undertake purchases under the NCIB. As of the date of the circular, all 1,421,373 common shares contemplated under the NCIB have been purchased as per the table below. The common shares were acquired to satisfy obligations in respect of vested RSUs. A copy of Eldorado's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado's Corporate Secretary. See the heading "Additional Information" in the Circular.

Period	Number of common shares purchased [1]	Average price (CDN$)	Total cost (CDN$)
May 27, 2015 to May 26, 2016	–	–	–
June 13, 2016 to June 12, 2017	–	–	–
June 12, 2018 to June 11, 2019	1,742,130	1.57	2,739,017
July 11, 2019 to July 10, 2020	385,000	12.49	4,808,650
December 30, 2021 to December 29, 2022	1,421,373	12.45	17,691,985

Note:

(1) Eldorado applied to the TSX and reinstated the NCIB to purchase up to 1,421,373 of its common shares over the period December 30, 2021 to December 29, 2022. As of February 2022, 1,421,373 of shares have been purchased.

Deferred Unit Plan

The Board adopted a Deferred Unit ("DU") Plan as of July 15, 2010, as amended and restated as of February 20, 2014, and July 26, 2018, to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax-related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. The DUs earn dividend equivalents whenever cash dividends are paid on common shares.

Under the DU Plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:

- The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
- DUs are denominated in common shares when they are credited to a participant's account

DUs are settled in cash only. Eldorado allows directors to elect to take all or a portion of the director's cash compensation in DUs; such election is to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States, not later than December 31 of the previous year. DUs are administered under the terms and conditions of our DU Plan (see below for details).

Participants may redeem the DUs after the "termination date" – the earliest date that both of the following conditions are satisfied:

- The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement or loss of office as a director
- The date that the participant is neither an employee nor a member of our Board or any corporation related to Eldorado for the purposes of the Tax Act

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of the redemption date and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to U.S. designated participants.

Under the DU Plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the Plan.

Securities Authorized for Issue under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs [1] as at December 31, 2021 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2021 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a), as at December 31, 2021 (c)
Equity compensation plans approved by security holders	4,528,758	11.32	6,761,378
Equity compensation plans not approved by security holders	–	–	–
Total	**4,528,758**		**6,761,378**

Note:

(1) The PSU Plan is limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 278,020; this number represents 0.15% of the issued and outstanding common shares.

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS financial measures and ratios are included in this document, including cash operating costs ("C1") per ounce sold and all-in sustaining costs ("AISC") per ounce sold. The Company believes that these financial measures and ratios, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS financial measures and ratios have been incorporated by reference and can be found in the section "Non-IFRS and Other Financial Measures and Ratios" in the December 31, 2021 MD&A filed on February 24, 2022, available on SEDAR (www.sedar.com).

Directors' Approval

The Board of Directors has approved the contents of this Management Proxy Circular and the sending of this information to Eldorado shareholders.

By Order of the Board of Directors

"Steven Reid"

Steven Reid

Chair of the Board

April 25, 2022
Vancouver, BC

Eldorado Gold Corporation

Board of Directors Terms of Reference

April 8, 2022

I. Roles and Responsibilities

The principal role of the board of directors (the **"Board"**) is stewardship of Eldorado Gold Corporation (the **"Company"**). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the *Canada Business Corporations Act* (the **"CBCA"**), the Company's articles and by-laws and other relevant legislation and regulations. The Board will carry out this responsibility purposefully in accordance with: (i) the Company's vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations; (ii) the Company's corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence and Financial Strength and Returns; and (iii) the Company's global sustainability framework for responsible mining, that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.

Subject to the provisions of the CBCA and the Company's articles and by-laws, the Board may delegate the responsibilities of the Board to committees of the Board (the **"Committees"**) on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

(i) **Strategic Planning.** Assisting in the development of and regularly reviewing and monitoring the Company's long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

(ii) **Performance Review.** Regularly reviewing the short and long-term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

(iii) **Human capital management.** Overseeing management in its responsibilities with respect to human capital management including talent attraction, recruitment and turnover; workforce compensation and pay equity; workforce composition and diversity; employee engagement, health and well-being; workforce training, learning and development and monitoring a variety of human capital metrics in this regard. The Board will integrate human capital management into its oversight of corporate strategy and risk.

(iv) **Budgeting.** Reviewing and approving the Company's annual budgets, including capital allocations and expenditures.

(v) **Risk Management.** Understanding and overseeing the principal risks associated with the Company's business and regularly monitoring the systems in place to manage those risks effectively.

(vi) **Reviewing Material Transactions.** Reviewing and approving transactions that are either material or not in the ordinary course of the Company's business.

(vii) **CEO Appointment and Evaluation.** Appointing a Chief Executive Officer (**"CEO"**) of the Company, approving the CEO's compensation and establishing and administering appropriate processes to measure the CEO's performance in carrying out the Company's stated objectives, in conjunction with and on the recommendation of the Compensation Committee.

(viii) **Succession Planning.** Establishing and administering a plan for the succession of the CEO and senior management in the event of emergency or retirement. The Board will act in consideration of the Diversity Policy.

(ix) **Determining Compensation.** Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (the **"Directors"**).

(x) **Management.** Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

(xi) **Director Nomination.** Requiring that a plan be in place for the nomination of the chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (**"Independent Directors"**), in conjunction with the Corporate Governance and Nominating Committee. The Board will act in consideration of the Diversity Policy.

(xii) **Internal Controls.** In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company's internal controls, including cybersecurity, over financial reporting and disclosure and management information systems.

(xiii) **Disclosure Policy.** Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

(xiv) **Reserves and Resources.** Reviewing any reserve or resource reports prepared by the Company or the Technical Committee. The Technical Committee may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

(xv) **Shareholder Communication.** Reviewing the Company's communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company's securities trade.

(xvi) **Shareholder Feedback.** Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

(xvii) **Corporate Governance.** In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company's compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company's securities trade and best practice with respect to corporate governance.

(xviii) **Environmental and Social Governance.** Oversee and monitor the implementation of procedures, policies and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations, including with respect to diversity, overseeing the Company's compliance with applicable legal and regulatory requirements, and considering and monitoring any issues relating to environmental and safety matters and Management's response thereto.

(xix) **Code of Conduct and Business Ethics.** Establishing and regularly reviewing the Company's Code of Conduct and Business Ethics (the **"Code"**) and Anti-Bribery and Corruption Policy (**"ABC Policy"**) and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

(xx) **Integrity.** To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company consistent with the Code and ABC Policy. The Board will also take appropriate steps to promote and encourage the CEO and other executive officers to foster ethical, inclusive and socially responsible practices and leadership.

(xxi) **By-laws.** If required, adopting, amending or repealing the by-laws of the Company, in accordance with applicable law.

(xxii) **Financial Disclosure.** Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management's Discussion and Analysis, the Annual Information Form and Management Information Circular, in conjunction with the Committees of the Board as applicable.

(xxiii) **Committees of the Board.** Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (a) Audit Committee, (b) Corporate Governance and Nominating Committee, (c) Compensation Committee (d) Sustainability Committee and (e) Technical Committee. From time to time, the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board. The committees will advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board.

(xxiv) **Terms of Reference.** Establishing, approving and annually reviewing the terms of reference for itself and each of the Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

(xxv) **Evaluation of Board and Committees.** Regularly evaluating the effectiveness of the Board, the Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.

(xxvi) **Meetings with Management.** Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xxvii) **Continuing Education.** In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the terms of references for the Directors and for each of the Committees.

(xxviii) **Regulatory Compliance.** Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

(xxix) **Goodwill.** Enhancing the reputation, goodwill and image of the Company.

(xxx) **General.** Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

II. Composition

Qualification of Directors

(i) As fixed by the articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii) A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – *Disclosure of Corporate Governance Practices* and National Policy 58-201 – *Corporate Governance Guidelines* and as defined in SEC Rule 10A-3 and Section 303A.02 of the *NYSE Listed Company Manual*.

(iii) At least 25 percent of the Directors shall be Canadian residents.

Chair of the Board

(i) The chair of the Board (the "**Chair**") shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the annual meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.

(ii) The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled "Chair of the Board of Directors".

Director Nomination, Appointment, Resignation & Retirement

(i) An individual who is nominated as a director ("**Nominee Director**") shall submit a written consent to act to the Company in such form as the Company may require.

(ii) A Nominee Director shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.

(iii) All Directors shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.

(iv) In accordance with the Company's by-laws, at each annual meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

(v) A Director may be re-elected annually to serve the Board until the annual meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

(vi) Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Company operates.

Board Meetings

(i) The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.

(ii) The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

(iii) A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the by-laws of the Company.

(iv) The agenda for each Board meeting shall be established by the CEO and the Chair, taking into account suggestions from other Directors.

(v) At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.

(vi) At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present.

(vii) The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.

In-Camera Meetings

(i) The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company's management present for the purposes of evaluating the Company's senior management and discussing such other matters as may be appropriate.

(ii) The Independent Directors will appoint a member to act as Secretary of the 'in-camera' meetings.

(iii) Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.

(iv) Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

III. Expectations of a Director

(i) **Commitment and Attendance.** All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the terms of reference for each Committee on which they serve.

(ii) **Preparation for Meetings.** All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

(iii) **Knowledge of Operations.** All Directors are expected to be knowledgeable about the Company's operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

(iv) **Other Directorships and Significant Activities.** Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director's time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company's Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

(v) **Contact with Management and Employees.** Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

(vi) **Speaking on Behalf of the Company.** Directors are required to adhere to the Company's Disclosure Policy.

(vii) **Confidentiality.** The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director, except as may be required by law or as may be expressly authorized, from time to time, by the Board.

(viii) **Fiduciary Duty.** Each individual Director shall act with prudence, honesty and integrity in fulfilling his or her prime responsibility to the Company, and with due regard to the interests of its shareholders and other stakeholders.

(ix) **General.** Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV. Outside Advisors

The Board or the Independent Directors, with approval of the Chair, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors' duties.

V. Limitation on the Board's Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in these Terms of Reference is intended to require the Board to ensure the Company's compliance with Applicable Laws.

The Board shall discharge its responsibilities and shall assess the information provided by the Company's management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided.

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company or a Committee to any of the Company's shareholders, competitors, employees or other persons, or to any other liability whatsoever.

VI. Approval

Approved by the Board: April 8, 2022

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in these Shareholder Materials are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue", "projected", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: meeting our targets for diversity on our board and senior management; our 2022 outlook and guidance, including expected production, cost guidance and recoveries of gold; the advancement of our asset growth strategy; the health and safety of our workforce; the results of our inaugural GHG Report and achieving targets in respect of GHG emissions; continuation of pre-stripping phase at Kışladağ, and benefits thereof; completion of the decline at Lamaque; benefits from capital investments at Olympias; the planned restart of construction at Skouries, including timing of activities and the Feasibility Study; planned capital and exploration expenditures, including expected increases in capital investments in 2022; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about plans for capital investments at our mines, including timing and benefits; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: ability to make capital investments as planned, and timing thereof; ability to achieve benefits of capital investments; results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company's, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled "Forward-Looking Statements" and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

Forward-looking statements and information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

WORLD GOLD COUNCIL MEMBER

Breaking new ground.

eldorado gold

Eldorado Gold Corporation

550 Burrard Street, 11th Floor
Vancouver, BC, Canada V6C 2B5

t: +1 604 687 4018

f: +1 604 687 4026

Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD
NYSE: EGO